May 21, 2009
CONFIDENTIAL
Mr. John P. Nolan
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Re:	Dollar Financial Corporation Form 10K for the Fiscal Year Ended June 30, 2008 Forms 10Q for the Quarterly Periods Ended September 30, 2008 and December 31, 2008 File No. 000-50866
Dear Mr. Nolan:
     On behalf of Dollar Financial Corp., a Delaware corporation, and in connection with its Annual Report on Form 10-K for Fiscal Year Ending June 30, 2008, filed with the Securities and Exchange Commission on August 29, 2008, and its Forms 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008, filed on November 10, 2008 and February 9, 2009, respectively, we hereby respond to the comment letter of the Securities and Exchange Commission dated April 15, 2009. In our letter we refer to Dollar Financial Corp., the registrant, as the “Company”, and to the Staff of the Securities and Exchange Commission as the “Staff”. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.
Goodwill and Other Intangibles, page 38
1.	We note your responses to comments one and thirteen of our letter dated March 6, 2009. Neither your response to comment one nor your supplementally provided DFC Q4 ’08 Workpapers dated June 30, 2008 in response to comment thirteen describe specifically how you considered the components of your operating segments aside from the general principles as established in the relevant guidance. Please tell us the following additional information regarding your goodwill impairment analysis related to your U.S. operating segment as of June 30, 2008:

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

•	the specifically identified components of the operating segment that you considered for purposes of determining reporting units;

•	Your analysis explaining whether any identified components constitute a business;

•	Describe the level of internal reporting with respect to components of the operating segment, including the extent to which discrete financial information is available and reviewed by segment managers;
     The Company has determined that there are no components of its U.S. operating segment/business that represent a reporting unit, as defined, other than the US operating segment itself.
     As defined by FAS 142, a component of a business represents a reporting unit or one level below a reporting unit for which operating results are regularly reviewed by a segment manager. Historically and for purposes of this response we considered whether store level results (the lowest level at which financial information is available), regional-level results (the aggregation of financial information of stores within a similar geographic area) or acquisition-specific results (financial information related to stores purchased in acquisition) could represent components as defined by FAS 142 and FAS 131. While there is some level of discrete financial information available for each of these reporting levels, our segment manager, whom we define as the Senior Vice-President of the US segment, only regularly reviews regional level financial information. The review of this component information is typically to identify outliers to operating results versus performance of individual regions to make strategic investment. In the year of acquisition, management will also segregate the financial information for material acquired entities from the remainder of the operating segment results for the immediate period after which the acquisition occurred in order to compare same-store budget to actual results of operations (subsequent to the year of acquisition, such information is combined with the other regional results. We therefore determined that our regional-level reporting represent components of our US operating segment. Store level information is not regularly reviewed by the segment manager.
     We have concluded that the components identified do not represent a business as defined by EITF 98-3 — Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, they do not. The definition of a business, as defined in EITF 98-3, is as follows:
“A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

     The stores aggregated together to comprise a region do not have the a complete suite of necessary inputs, processes and outputs within our store or state entities, or our district or acquisition components, to constitute a business. Further, we believe that the inputs, processes, and outputs missing from these components are difficult to obtain without significant cost. For example, cash funding, reconciliation, regulatory compliance, internal audit and virtually all back office and corporate activities necessary to run our stores is housed centrally in Berwyn, PA (compliance, audit, regulatory oversight, treasury activities), Salt Lake City, Utah (IT processing, collections department) and Victoria, Canada (general ledger/sub-ledger reconciliation processes).
     For this reason, we do not believe that the components defined represent businesses as defined by EITF 98-3. (See General Response to Question number 1 below).
     It has been the Company’s consistent practice to integrate the acquired operations into the standard systems and existing management structures as soon as is practicable. Given that all such acquisitions have been engaged in virtually the same types of products and service offerings, the integration of the acquired operations into the Company’s legacy systems and structures and management oversight is viewed as the most effective strategy to run our operations. Therefore, while the financial information for acquired entities is separated from the remainder of the segment information for a short period of time after acquisition (typically less than 12 months), we have concluded that an acquired company does not have the necessary inputs, processes, or outputs to be a business because many activities of the acquired entity have been folded into the legacy systems and other infrastructure.
•	Your analysis explaining your basis for aggregating components that are deemed businesses;

•	Your analysis describing how all components within the operating segment are similar, including your quantitative analysis describing how the components have similar economic characteristics; and
     As discussed in the responses directly above, the Company has determined that there are no individual components associated with the U.S. segment that represents businesses and therefore reporting units. Therefore, we do not maintain any supporting analyses relating to the aggregation of components that might be deemed businesses or quantitative analysis of components with similar economic characteristics. We do note that all of our components not representing businesses offer similar products and services as other stores in the existing retail network and are integrated within the U.S. point of sale system and fit many of the criteria in paragraph 17 of FAS 131 and the concepts of aggregation in EITF Topic D-101. (See General Response to Question Number 1 below.)

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

•	Clarify if the U.S. operating segment has had declining fair values during the past three years, isolating the impact of acquisitions.
     Given the level of the Company’s acquisition activity in the U.S. segment for the prior three years, it is not practicable to provide an analysis of U.S. fair values, excluding the impact of acquisitions. As a result of the centralized management and support structure surrounding the Company’s U.S. segment and the assertion by the Company that there are no individual components of the U.S. business, there are no related values available to provide this type of analysis. The indicative fair values of the U.S. segment were $157.2 million for June 30, 2006 (122.8% of the carrying value), $143.4 million for June 30, 2007 (109.0% of the carrying value) and $190.3 million for June 30, 2008 (144.2% of the carrying value).
     For the US reporting unit, the amount of goodwill has increased significantly since June 30, 2007 primarily due to the acquisitions of American Payday Loans (“APL”) and CCS Financial Services (“CCS”) during fiscal 2008. While the estimated fair value of the goodwill in the US may have declined during fiscal year 2009 (as a result of current market conditions), the performance of the two aforementioned acquisitions has continued to meet or exceed expectations and therefore the fair value of the US reporting unit, taken as a whole, continues to exceed its carrying value. Although not anticipated, the impact of a continuing economic downturn, along with any federal or state regulatory restrictions on our short-term consumer lending product could reduce the fair value of the US goodwill below its carrying value at which time we would be required to perform the second step of the transitional impairment test, as this would be an indication that the reporting unit goodwill may be impaired.
General Response to Question Number 1
     Management believes that the allocation, impairment evaluation and reporting of goodwill is consistent with the principles described in EITF Topic No. D-101 — Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142. EITF D-101 states: “Determining whether a component of an operating segment is a reporting unit is a matter of judgment based on an entity’s individual facts and circumstances. Although paragraph 30 of Statement 142 includes a number of characteristics that must be present for a component of an operating segment to be a reporting unit, no single factor or characteristic is determinative. The FASB staff believes that how an entity manages its operations and how an acquired entity is integrated with the acquiring entity are key to determining the reporting units of the entity. As noted in the basis for conclusions of Statement 142, “The Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated” (paragraph B102). “That approach reflects the Board’s belief that the information an entity reports for internal use will reflect the way the overall entity is managed” (paragraph B103).

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

     Evaluation of whether a component represents a business under EITF 98-3 requires a significant amount of management judgment and is based on specific facts and circumstances. However, even if one were to conclude that our components did in fact represent businesses under EITF 98-3, we believe that all of the components within the U.S. have economically similar characteristics based on the factors to be considered in D-101, and therefore should be aggregated for goodwill impairment evaluation purposes. EITF Topic D-101 provides the following guidance in determining whether components are businesses, or share similar economic characteristics:
     “The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or may be economically similar to those other components.”
     Given that all of our stores within the US operating segment extensively share assets, resources, and oversight from other components of the operating segment, namely the back office processing centers, compliance oversight and ledger/sub-ledger maintenance separate from the store and regional activities is an indication that each component is economically similar to the other components within the operating segment.
2.	We note in your response to comment one of our letter dated March 6, 2009 that you will provide increased disclosure surrounding these matters in future filings. Please provide us with an example of your proposed future disclosure.
     Below is the disclosure made in the Company’s Quarterly Report on Form 10-Q (under critical accounting policies in MD&A) for the period ended March 31, 2009 related to this area that we believe addresses the Staff’s comments.
Goodwill and Indefinite-Lived Intangible Assets
     Goodwill is the excess of cost over the fair value of the net assets of the business acquired. In accordance with Statement of Financial Accounting Standards No. 142, “ Goodwill and Other Intangible Assets, “ goodwill is assigned to reporting units, which the Company has determined to be its reportable operating segments of the US, Canada and UK. Goodwill is assigned to the reporting unit that benefits from the synergies arising from each particular business combination. The determination of the operating segments being equivalent to the reporting units for goodwill allocation purposes is based upon the Company’s overall approach to managing its business along operating segment lines, and the consistency of the operations within each operating segment. Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To accomplish this, we are required determine the carrying value of each reporting unit by assigning the assets and

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

liabilities, including the existing goodwill and intangible assets, to those reporting units. We are then required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit; we would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. If after the second step of testing, the carrying amount of a reporting unit exceeds its implied fair value, an impairment loss would be recognized in an amount equal to the excess of the implied fair value of the reporting unit’s goodwill over its carrying value.
     For the US reporting unit, the amount of goodwill has increased significantly since June 30, 2007 primarily due to the acquisitions of APL and CCS during fiscal 2008. While the fair value of the goodwill in the US has declined, the performance of the two aforementioned acquisitions has continued to perform above expectations and therefore the fair value of the US reporting unit, taken as a whole, continues to exceed its carrying value. The impact of the continued economic downturn, along with any federal or state regulatory restrictions on our short-term consumer lending product could reduce the fair value of the US goodwill below its carrying value at which time we would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired.
     Indefinite-lived intangible assets consist of reacquired franchise rights, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value.
     We consider this to be one of the critical accounting estimates used in the preparation of our consolidated financial statements. We estimate the fair value of our reporting units using a discounted cash flow analysis. This analysis requires us to make various judgmental assumptions about revenues, operating margins, growth rates, and discount rates. These assumptions are based on our budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for perpetual growth rates for periods beyond our long term business plan period. We perform our goodwill impairment test annually as of June 30, and our reacquired franchise rights impairment test annually as of December 31. At the date of our last evaluations, there was no impairment of goodwill or reacquired franchise rights. However, we may be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if we experience a significant disruption to our business, unexpected significant declines in our operating results, divestiture of a significant component of our business, a sustained decline in market capitalization, particularly if it falls below our book value, or a significant change to the

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

regulatory environment in which we operate. While we believe we have made reasonable estimates and assumptions to calculate the fair value of goodwill and indefinite-lived intangible assets, it is possible a material change could occur, including if actual experience differs from the assumptions and considerations used in our analyses. These differences could have a material adverse impact on the consolidated results of operations, and cause us to perform the second step impairment test, which could result in a material impairment of our goodwill. We will continue to monitor our actual cash flows and other factors that may trigger a future impairment in the light of the current global recession.
Results of Operations, page 41
3.	We note your response to comment two of our letter dated March 6, 2009. Please tell us and in future filings disclose the reasons for the significant differences in store and regional margins and pre-tax income/(loss) margins among your operating segments. Compare and contrast the critical differences between your segments that results in differing levels of profitability, such as differences in product and services mix, pricing of products and services, fixed and variable costs, provisioning for loan losses, and relative debt load. Please provide us with an example of your proposed future disclosure using your fiscal 2008 financial information as an example.
     As the Company noted in its March 26, 2009 response to comment fifteen (dealing with segment information), the primary service offerings in all operating segments are check cashing, single-payment consumer loans, money orders, money transfers and other ancillary services. As a result of the mix of service offerings and diversity in the respective regulatory environments, there are differences in each operating segment’s profit margins. The differences in store and regional margins are the greatest between the U.S. and those in the U.K and Canada. For the year ended June 30, 2008, the store and regional margins for U.K. and Canada were 39.9% and 45.9% of total segment revenues, respectively. The primary factors related to lower margins in the U.K. are higher expenses in the categories of salaries/benefits, occupancy and advertising. The U.S. store and regional margins for the year ended June 30, 2008 were 10.1% of segment revenues. The primary drivers for this disparity are much higher U.S. salary/benefit costs, somewhat higher occupancy costs and marginally higher loan loss provisions. Beginning with our MD&A discussion included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, we have included disclosure describing the differences of the U.S. segment relative to our foreign segments.
     On a pre-tax basis, both the U.K. and Canada have higher percentages (in terms of total segment revenues) of corporate/administrative expenses including their respective allocations of corporate headquarters expenses as compared to the U.S. segment. For the year ended June 30, 2008, this amounted to approximately 17.3% and 13.6% for the U.K. and Canada segments, respectively as compared to 6.5% for the U.S. segment. Similarly, as a result of higher long-term debt balances, the U.K. and Canada had 5.5% and 7.7%, respectively, of their segment revenues in interest expenses as compared to 4.8% in the U.S. segment.

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

     To address the Staff’s comment, beginning with our MD&A discussion included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, there is additional disclosure related to each segment’s operating results that addresses the primary factors contributing to the differences in store and regional margins as well as to pre-tax income. See the attached Attachment #1 for the full MD&A disclosure included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009.
Balance Sheet Variations, page 47
4.	We note your response to comment four of our letter dated March 6, 2009. Please tell us and in future filings disclose the reasons why the provision for loan loss as a percentage of loan revenue increased for the U.S. operating segment in fiscal year 2008 in light of the decrease of the ratio of the allowance for loan loss relative to consumer loans.
     There was a marginal increase in the U.S. provision for loan losses as a percentage of consumer lending revenue for fiscal year 2008 as compared to fiscal year 2007. For the year ended June 30, 2007, the U.S. provision for loan losses was 30.3% of consumer lending revenue compared to 31.2% for the year ended June 30, 2008. As we noted in our March 26, 2009 response to comment four, the Company made two significant U.S. acquisitions during the first half of fiscal 2008. Because the acquired entities had lower historical loss rates as compared with the Company’s pre-existing U.S. business, the ratio of the allowance for loan losses relative to short-term consumer loan balances had the impact of lowering the overall U.S. ratios from 7.77% at June 30, 2007 to 5.73% at June 30, 2008. Since the allowance for loan losses relates to the outstanding portfolio at the period end, the acquisitions had a more significant influence on lowering the ratio of reserves to loan balances. The provision for loan loss in the income statement relates to the entire twelve month period and therefore the acquisitions impact was not as significant. Please note that the Company began disclosing each segment’s provision for loan losses in the segment footnote to the financial statements beginning with the first quarter of this fiscal year (2009).
     As noted above in our response to Question number 3, to address the Staff’s comment, beginning with our MD&A discussion included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, there is a disclosure of each segment’s provision for loan losses percentage as compared to consumer lending revenue for each respective period (three and nine months ended). See the attached Attachment #1 for the full MD&A disclosure included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009.

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

Consolidated Financial Statement
Note 2 — Significant Accounting Policies
Goodwill and Other Intangibles, page 63
5.	We note your response to comment five of our letter dated March 6, 2009. Please tell us the following additional information:
Franchise Agreement Overview
     When the Company acquired National Money Mart (NMM) in 1996, NMM had structured its operations previous to acquisition utilizing franchise agreements with a discrete group of NMM individuals in order to fuel expansion and limit the capital necessary to be raised by the store operators upon opening of the store. Subsequent to acquisition, the Company, for a period of time, continued to utilize this franchise concept (primarily with the existing store owners) in order to expand the NMM presence in Canada. Since the 1996 NMM acquisition, we granted an additional fifty-five agreements to franchisees that existed at the time of the 1996 NMM acquisition.
     As more fully described below, we use a standard franchise agreement that has an initial term of ten years and an initial franchise fee of approximately $40,000. Absent non-compliance with the terms and conditions of the franchise agreement, the franchisee has the ability to extend the franchise agreement for additional ten year periods at the rates established at that time. While our history is only thirteen years, we have had any only one franchisee that chose not to renew their agreement.
     When we re-acquire a franchise or a group of franchises, it is for the purpose of permanently obtaining the store and infrastructure associated with it and folding them into the other Company-owned stores. We do not reacquire the franchise right for the purpose of reissuing them to other third parties. The purchase price of the franchises or group of franchises is based on an earnings multiple of earnings associated with the store, similar to how one would analyze and acquire another entity. Our intention and experience has been to retain the stores acquired and operate them in perpetuity, similar to other company owned stores. Reacquiring the franchise rights also enables us to open de-novo stores in more attractive or expanding geographies within the franchise area reacquired.
     Because our experience and expectation has been that our businesses will continue to grow in perpetuity in the geographies that we acquired, we believe that the royalty earnings stream, or the value of the reacquired franchise right, is similarly an indefinite lived asset. We believe this is consistent with how a market participant would evaluate the life of the stores obtained, and the related royalty earnings stream. We also note that the purchase price that we paid was far in excess of the value of the royalty stream that would relate to the remainder of the ten year franchise term.

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

•	Provide us with a narrative explanation of the supplementally provided Analysis of Reacquired Franchise Rights in Canadian Acquisition dated October 31, 2006. Please ensure your response discusses, for example, how the cash flows by year were developed, how you developed the discount rate, and whether alternative valuation methods (such as a market approach) were considered.
     The initial purchase price allocation related to the reacquired franchise rights, included in the Canadian Acquisition, was based on the preceding twelve months of cash flows and operating results for each of the store locations acquired. Based on this information, the Company applied estimated revenue growth rates for each of the product lines and utilized that data in its discounted cash flow analysis to determine the purchase price allocated to the reacquired franchise rights. This same approach is utilized annually to validate the fair values associated with the reacquired franchise right store locations against the carrying value of the intangible asset. The methodology utilizes five years of forecasted results with the inclusion of a perpetual terminal value.
     The discount rate used in the discounted cash flows analysis related to the Company’s reacquired franchise rights is the same rate and methodology that is utilized in the impairment analysis for our goodwill balance. That approach was provided to you in our response letter dated March 26, 2009 but is repeated here for your convenience.
     We have a detailed description of our discount rate calculation, which we refer to as our weighted average cost of capital (“WACC”) within our June 30, 2008 goodwill impairment conclusion memo (see information provided in our March 26, 2009 response). Following is a summary based on that memorandum.
     We have historically calculated a point in time weighted average cost of capital for each of the reporting units based on the following:
1.	Calculating a market value weighting for the capital structure by comparing the Company to five similar public companies and calculating market capitalization and the market value of the debt for each respective company in order to derive a mean and median equity market value and debt to equity ratio.
2.	Determining the cost of non-equity financing for the Company which represents the Company’s existing borrowing cost.

3.	Determining the cost of equity financing. Our cost of equity is based on the use of the Capital Asset Pricing Model (“CAPM”). The CAPM postulates that the opportunity cost of equity is equal to the return on risk-free securities plus the Company’s systemic risk (beta) multiplied by the market price of risk (equity market risk premium). For the risk free interest rate, we have used the interest rate for 20-year Treasury Bonds as published by the Federal Reserve Statistical Release.
     All of the comparable organizations used in our calculation are US based as there are no similar public organizations in the other two reported geographic segments. Therefore, we

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

used this data to calculate our discount rate for all three segments. We also utilized a consistent borrowing rate for all three operating segments because our latest debt re-financing was done on a global level and we received a consistent borrowing rate in each of our three segments. For the fiscal year ended June 30, 2008, the individual segment discount rates were also impacted by each segment’s expected income tax rate. The discount rates (WACC) used in our June 30, 2008 valuation were as follows:
United States	15.21%
Canada	15.45%
United Kingdom	15.60%
     For years previous to 2008, the Company did not apply each geographic segment’s expected tax rate and instead used an overall estimated blended tax rate. For the years ended June 30, 2007 and 2006, the discount rate used was 12.02% and 13.0%, respectively for all three geographic segments.
     The Company believes that its approach of using the preceding twelve months of operating results and then applying estimated future growth rates is an appropriate and representative means to validate the fair value of its indefinite-lived intangible asset. The Company has not considered it necessary to evaluate other valuation methods in this area.
•	Tell us whether you utilized a valuation expert in connection with the valuation of the reacquired franchise rights, and if so, please supplementally provide a copy of the report.
     The Company has not engaged a valuation expert in connection with any of its acquisitions involving reacquired franchise rights.
•	Tell us whether you had any other relationships with the franchisees that you reacquired these rights from in October 2006.
     As the Company noted in its response letter on March 26, 2009, the acquisition of the 82 store locations in Canada that gave rise to the reacquired franchise rights intangible asset involved only five existing franchisees. In relation to those five individuals, there were no pre-existing relationships between the Company and the individual, other than the franchisor/franchisee relationship. Some of the owners of locations that were sold to the Company in this acquisition continued as owners/franchisee’s of other locations. However, there were no modifications made to any of the franchise agreements associated with any of the individuals involved with the Canadian Acquisition.
•	Describe the renewal provisions impacting initial franchise fees, including whether the franchisee is required to pay an initial franchise fee upon renewal as if it was a new franchisee. If so, please tell us whether the dollar value of the initial franchise fee has changed at each renewal period.

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

•	Tell us whether you have ever changed the royalty rate required to be paid by the franchisee upon renewal.
     As the Company stated in its response letter dated March 26, 2009, the initial term of our franchise agreement is ten years and is renewable at the option of the franchisee. At the conclusion of each ten year period, the franchisee is required to pay the current (as of the time of the renewal) franchise fee as well as the current royalty rates — regardless of the fees and rates that were in effect at the time of the initial agreement. During the course of the Company’s ownership of the Canadian business (approximately October 1996), there has been only one change to both the franchise fee and the royalty rates associated with our franchise agreements. The initial franchise fee was $25,000 in October 1996 which was increased to its current rate of $40,000 during 2002. The initial royalty rate of the franchise agreement was 6.75% in October 1996 which was increased to the current rate of 7.75% in 2002.
•	Provide us with your analysis, including the time period over which it was performed and the specific types of comparable contracts considered, that indicates a nearly 100% renewal rate of franchise contracts. For the 82 reacquired franchises, please ensure your response gives a sense of how long each of the franchise locations/arrangements were in place and the number of times each franchise location/arrangement was renewed.
     Other than the eighty-two store locations that were acquired in October 2006 (referred to in our financial statements as the “Canadian Acquisition”), the NMM entered into or renewed, sixty franchise agreements locations (from 1994 through to the present.) Of those sixty locations, sixteen of them have renewed and only one has not. This covers the period of the Company’s acquisition of the Canadian business in October 1996 to the present date. It should be noted that approximately fifty percent of these sixty locations were opened by some of the same individuals that owned franchises sold back to the Company as part of the Canadian Acquisition.
     Included as Attachment #2, you will find a listing of all of the eighty-two individual store locations that were part of the Canadian Acquisition in October 2006 and their related ownership. This listing provides the most recent franchise agreement date as of the acquisition date. Of those eighty-two locations, ten of those locations had renewed their franchise contract prior to the locations being reacquired in October 2006. As previously noted, there were five individuals that owned the group of store locations that were purchased by the Company. Included within the ten renewals in this group, there was at least one location from each of the individual owners that was renewed supporting the Company’s position that the franchisees would extend their franchise relationships. The related store locations were very profitable which would be an indicator that a reasonable person would want to review.
     Taking all of the above into consideration, the Company has secured renewals on twenty-six of its one hundred forty-two franchise locations and had only one non-renewal. Even in the case of the non-renewal, that location was taken over by the Company and

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

continues to be in service today. The Company continues to believe that it is appropriate to view these franchisee relationships to be of an indefinite nature.
•	Clarify if your analysis was performed on Canadian franchises specifically.
     Our analysis of this issue has been based solely on the activities in our Canadian business. As the Company stated in its March 26, 2009 response, the franchisee locations that were acquired in October 2006 represents approximately 85% of the Company’s reacquired franchise right intangible asset balance as of June 30, 2008.
•	Describe how contractual terms and conditions in the Canadian operating segment have changed over time and how you considered this in your analysis. Please ensure your response provides specific examples of the changes in terms and conditions.
     Aside from the changes noted above in the franchise fee and royalty rates, there have been minimal and non-substantive changes made to the terms and conditions related to the Company’s standard franchise agreement.
•	Explain why you believe a market participant’s view of the revenue stream produced by your franchise relationships would be considered perpetual.
     Our store locations are very profitable and require a minimal amount of physical capital and they do not require the use of highly skilled personnel. The franchise agreement affords each location with a level of geographic protection rights that precludes either the Company or any other franchisee from impinging on its pre-established territory. As evidenced by the fact that our franchisees have a nearly 100% renewal rate and taking the aforementioned factors into consideration, the Company believes it is a reasonable assumption to view the revenue stream related to our reacquired franchise rights to be that of a perpetual nature.
     The nature of the Company’s relationships with its franchisee’s is based on the presumption of a continuing long-term relationship that is intended to be beneficial to both the Company and the franchisee. There is no intention to re-purchase franchised locations in order to re-sell the rights to other parties at higher franchise fees or royalty rates. The Company’s history of charging a modest fee (initially $25,000 that was subsequently increased to $40,000) and reasonably static royalty rates (initially 6.75% that was subsequently increased to 7.5%) is evidence of the Company’s intention to enter into long-term relationships with its franchise partners.

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

•	Given the amount of regulation in your industry, and potential for changing regulation to significantly impact your business and willingness to operate in certain locations, please tell us how you concluded that the useful life of the reacquired rights were indefinite.
     The Company acknowledges the potential impact of changing regulation in our Risk Factors within our Form 10-K, however, we respectfully believe that the probability of enactment of regulation would be much more significant in the U.S. segment than the Canadian segment. As stated earlier, approximately 85% of the Company’s reacquired franchise rights intangible assets are located in our Canadian business segment. The regulatory environment in Canada is rapidly shifting towards favorable provincial regulation models that will enhance the Company’s business model and potential in that country. As the Canadian regulatory environment clarifies, the Company believes that it is well positioned as the lowest cost provider therefore providing opportunities to further grow our business through store and customer account acquisitions from less efficient competitors at attractive prices. Therefore, the Company does not believe that the regulatory environment is a factor that negatively impacts the assertion that useful life of the reacquired franchise rights is indefinite.
Note 8 — Income Taxes, page 78
6.	We note your response to comment nine of our letter dated March 6, 2009 that in fiscal year 2007 you repatriated some earnings from foreign subsidiaries that utilized 100% of the Canadian and United Kingdom subsidiaries’ retained earnings. Please tell us why this information was not disclosed in your current or previous Forms 10-K. Quantify for us the amount of earnings repatriated from your foreign subsidiaries in fiscal year 2007, the amount of foreign tax credits and/or net operating loss carryforwards utilized to offset the taxes on the repatriated earnings, and the amount of taxes paid on the repatriated earnings.
     For clarification, the repatriation from the United Kingdom and Canada in fiscal year 2007 utilized 100% of their respective taxable earnings and profits (“E&P”) and not 100% of their financial statement retained earnings. The variance between the amount of taxable E&P and book retained earnings is caused by the difference in the treatment for tax and book purposes of certain income and expense items such as goodwill amortization. This dividend was made during the period in which the Company effected a global debt restructuring, whereas debt was issued directly in the U.K. and Canada, a portion of the proceeds of which were used to repay U.S. debt previously issued.
     The dividend distributions were disclosed in the income tax provision portion of the MD&A section on page 48 of the Company’s 2007 Form 10-K. The total amount of the dividend for fiscal year 2007 was an $83.8 million dividend net of $6.0 million of Canadian withholding tax. After utilization of net operating loss carry forwards of $9.2 million, and $34.8 million in foreign tax credits, there was no incremental U.S. tax due.

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

7.	As a related matter, we note your disclosure on page 80 that the aggregate increase in U.S. deferred tax assets during the year was principally caused by the excess of foreign tax credit carry forwards generated from a taxable deemed dividend recorded during the current year offset in part by a reduction in deferred tax assets resulting from additional net operating loss utilization during the taxable years ended June 30, 2007 and June 30, 2008. Please explain to us and in future filings disclose the nature of and quantify the taxable deemed dividend recorded during the fiscal year ended June 30, 2008. Explain why the amounts are deemed to be dividends and therefore taxable.
     The deemed dividend mentioned on page 80 of the Company’s 2008 Form 10-K, refers to a $37.3 million taxable inclusion under Section 956 of the Internal Revenue Code related to a loan made by our Canadian affiliate, National Money Mart Corporation to one of our U.S. affiliated companies. This deemed dividend was included in the Company’s 2008 income tax return. After utilization of $9.0 million in net operating losses carry-forwards and $11.2 million in foreign tax credits, there was no incremental U.S. tax due. The intercompany loan that created the deemed dividend for U.S. tax purposes was subsequently repaid during fiscal year 2009. The initial intercompany loan was a component of the previously mentioned fiscal year 2007 debt restructuring.
8.	Please reconcile for us the fiscal year June 30, 2007 information provided in your tabular disclosure of the reconciliation of income tax expense from the U.S. federal statutory rate to the company’s effective tax rate on page 79 with the respective disclosure as presented on page 84 of your Form 10-K for the fiscal year ended June 30, 2007.
     The Company’s tabular disclosure in its 2008 Form 10-K presented the impact of foreign-related income tax credit and the associated foreign related valuation allowance impacts on a gross basis. This gross basis presentation is consistent with how the items are reflected in the Company’s financial statements — deferred tax assets offset completely by a full valuation allowance. In 2007, the Company had netted the valuation allowance against the foreign tax credits earned within the same line item. In the 2008 Form 10-K, the amounts related to the figures for the fiscal year ended June 30, 2007 were reclassified to conform to the fiscal year 2008 presentation.
Note 17 — Geographic Segment Information, page 94
9.	We note in your response to comment 15 of our letter dated March 6, 2009 that unallocated corporate headquarter charges, which are de minimus, are included in the U.S. operating segment. Your proposed future disclosure indicates that this factor contributes to the lower profit margins reported in this segment. Please tell us the extent to which the unallocated charges impacts the U.S. operating segment’s profit margins and explain your basis for concluding that such charges were de minimus.
     In the Company’s response dated March 26, 2009, the reference to unallocated corporate administrative charges as being de minimus, was based on its relevance to the

Mr. John P. Nolan
Securities and Exchange Commission
May 21, 2009

consolidated store and regional margins reported by the U.S. segment for fiscal years 2006 through 2008. The Company allocates its corporate administrative expenses to foreign jurisdictions based on its ability to secure tax deductions in those jurisdictions. The remainder of the expenses not allocated to foreign jurisdictions remains in the U.S. operating segment. At the end of the year, we further allocate a portion of these remaining expenses to the U.S. regions for state tax purposes. As a percentage of U.S. store and regional margins, the remaining unallocated corporate administrative expenses, was 1.2% of FY 2006, 5.9% for FY 2007 and 2.5% for FY 2008.
     The Company believes this level of net corporate expenses included in the U.S. operating segment results do not have a material impact on the U.S. segment disclosures.
     The impact of certain significant or unusual corporate expenses (e.g., interest expense, impairment charges, etc.) does have a more material impact on the pre-tax earnings of the U.S. segment as disclosed in the historical financial statements. However, each of those individual items have been separately disclosed in the segment footnote to the consolidated financial statements. Additionally, as a result of the Company’s large U.S. net operating loss position, the impact of the net unallocated corporate administrative expenses and their effect on the pre-tax loss of the U.S. segment does have relevance to the overall results of the segment. As noted in our March 26, 2009 response to the Staff, as recurring unallocated corporate costs become more material relative to the U.S. segment’s pre-tax income, the Company will disclose that component.
     In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
William Athas
Senior Vice President, Finance

Attachment #1
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following is a discussion and analysis of the financial condition and results of operations for Dollar Financial Corp. for the three and nine months ended March 31, 2009 and 2008. References in this section to “we,” “our,” “ours,” or “us” are to Dollar Financial Corp. and its wholly owned subsidiaries, except as the context otherwise requires. References to “OPCO” are to our wholly owned operating subsidiary, Dollar Financial Group, Inc.
Executive Summary
We are the parent company of Dollar Financial Group, Inc., which, together with its wholly owned subsidiaries, is collectively referred to as OPCO. Historically, we have derived our revenues primarily from providing check cashing services, consumer lending and other consumer financial products and services, including money orders, money transfers, foreign currency exchange, branded debit cards and bill payment. For our check cashing services, we charge our customers fees that are usually equal to a percentage of the amount of the check being cashed and are deducted from the cash provided to the customer. For our consumer loans, we receive interest and fees on the loans.
Most of our retail financial service locations issue single-payment consumer loans on the company-funded consumer loan model. We operate under a credit services organization (“CSO”) model for single-payment loans at our five Texas stores under the terms of which we guarantee, originate and service loans for a non-bank lender that comply with Texas law. Beginning April 2007, we ceased originating longer-term installment loans under a bank-funded model and transitioned, to the extent possible, those installment loan customers to company-funded short-term single-payment consumer loans. Beginning July 2007, we began offering company-funded CustomCash ® domestic installment loans in our New Mexico market and began offering this product in our Utah market in January 2008. In August 2007, we launched an internet single-payment loan site for residents of California and, in February 2008, for Arizona residents; and we plan to expand to other locations over time.
On August 30, 2007, we entered into a purchase agreement to acquire substantially all of the assets of 45 retail financial services stores (the APL Acquisition) for $29.3 million in cash, which included $2.0 million in cash to be held in escrow for 24 months to secure certain indemnification claims. On August 30, 2007, we consummated the acquisition of 22 of the stores, which are located in Missouri, Oklahoma, Arizona and Hawaii. On September 19, 2007, we consummated the acquisition of an additional four of the stores, all of which are located in Iowa. During October 2007, we consummated the acquisition of an additional 16 of the stores, 15 of which are located in Kansas, and one which is located in South Carolina. We acquired the remaining 3 stores, all of which are located in Nebraska, in March 2008. The total aggregate purchase price for the 45 stores that were acquired during fiscal 2008 was $29.3 million in cash.
On November 15, 2007, we redeemed the remaining $2.0 million principal amount of our 9.75% Senior Notes at a redemption price of 104.875%, plus accrued and unpaid interest.
On December 15, 2007, we consummated the purchase of substantially all of the assets of CCS Financial Services, Inc., d/b/a The Check Cashing Store, which operated 81 financial services stores in southeast Florida offering check cashing, single-payment short term consumer loans and other ancillary products. The total purchase price for the acquisition, including the consumer loan portfolio and cash in stores at closing, was $102.1 million in cash.
On June 30, 2008, as part of a process to rationalize our United States markets, we made a determination to close 24 of our unprofitable stores in various United States markets. For all but one of these stores, the cease-use date was July 11, 2008 while one other store had a cease-use date of July 25, 2008. In August 2008, we identified another 29 stores in the United States and 17 stores in Canada that were underperforming and which were closed or merged into a geographically proximate store. The cease-use date for 44 of these stores was in September 2008 with the disposition of the final two U.S. stores completed in the month of October. Customers from these stores were transitioned to other Company stores in close proximity to the stores affected. We recorded costs for severance and other retention benefits of $0.6 million and store closure costs of $4.9 million consisting primarily of lease obligations and leasehold improvement write-offs. The closure of stores in the United States and Canada did not result in any impairment of goodwill since the store closures will be accretive to cash flow.
On July 21, 2008, we announced that our Board of Directors had approved a stock repurchase plan, authorizing us to repurchase in the aggregate up to $7.5 million of our outstanding common stock, which is the maximum amount of common stock we can repurchase pursuant to the terms of our credit facility. By October 13, 2008, we had repurchased 535,799 shares of our common stock at a cost of approximately $7.5 million, thus completing our stock repurchase plan.

Our expenses primarily relate to the operations of our store network, including the provision for loan losses, salaries and benefits for our employees, occupancy expense for our leased real estate, depreciation of our assets and corporate and other expenses, including costs related to opening and closing stores.
In each foreign country in which we operate, local currency is used for both revenues and expenses. Therefore, we record the impact of foreign currency exchange rate fluctuations related to our foreign net income.
Discussion of Critical Accounting Policies
In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with U.S. generally accepted accounting principles. We evaluate these estimates on an ongoing basis, including those related to revenue recognition, loss reserves and intangible assets. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.
We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:
Revenue Recognition
With respect to company-operated stores, revenues from our check cashing, money order sales, money transfer, foreign currency exchange, bill payment services and other miscellaneous services reported in other revenues on our statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.
With respect to our franchised locations, we recognize initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalties from franchisees are recognized as earned. The standard franchise agreements grant to the franchisee the right to develop and operate a store and use the associated trade names, trademarks, and service marks within the standards and guidelines that we established. As part of the franchise agreement, we provide certain pre-opening assistance including site selection and evaluation, design plans, operating manuals, software and training. After the franchised location has opened, we provide updates to the software, samples of certain advertising and promotional materials and other post-opening assistance that we determine is necessary. Franchise/agent revenue for the three months ended March 31, 2009 and 2008 were $1.0 million and $1.2 million, respectively. Franchise/agent revenues were $3.3 million and $3.7 million for the nine months ending March 31, 2009 and 2008, respectively.
For single-payment consumer loans that we make directly (company-funded loans), which have terms ranging from 1 to 45 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. Our reserve policy regarding these loans is summarized below in “Company-Funded Consumer Loan Loss Reserves Policy.”
Company-Funded Consumer Loan Loss Reserves Policy
We maintain a loan loss reserve for probable losses inherent in the outstanding loan portfolio for single-payment and other consumer loans we make directly through our company-operated locations. To estimate the appropriate level of loan loss reserves, we consider the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current loan loss reserve is based on our net charge-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the total amount of outstanding loans that we make directly. As these conditions change, we may need to make additional allowances in future periods. Despite the economic downturn in the U.S. and the foreign markets in which we operate, we have not experienced any material increase in the defaults on outstanding loans, however we have tightened lending criteria. Accordingly, we have not modified our approach to determining our loan loss reserves.
When a loan is originated, the customer receives the cash proceeds in exchange for a post-dated customer check or a written authorization to initiate a charge to the customer’s bank account on the stated maturity date of the loan. If the check or the debit to the customer’s account is returned from the bank unpaid, the loan is placed in default status and an additional reserve for this defaulted loan receivable is established and charged to store and regional expenses in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current collection patterns and current economic trends is charged to store and regional expenses. If the loans remain in defaulted status for 180 days, a reserve for the entire amount of the loan is recorded and the receivable and corresponding reserve is ultimately removed from the balance sheet. The receivable for defaulted single-payment loans, net of the allowance, is reported on our balance sheet in loans in default, net and was $8.1 million at March 31, 2009 and $11.3 million at June 30, 2008.
Check Cashing Returned Item Policy
We charge operating expense for losses on returned checks during the period in which such checks are returned, which generally is three to five business days after the check is cashed in our store. Recoveries on returned checks are credited to operating expense during the period in which recovery is made. This direct method for recording returned check losses and recoveries eliminates the need for an allowance for returned checks. These net losses are charged to other store and regional expenses in the consolidated statements of operations.
Goodwill and Indefinite-Lived Intangible Assets
Goodwill is the excess of cost over the fair value of the net assets of the business acquired. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill is assigned to reporting units, which the Company has determined to be its reportable operating segments of the US, Canada and UK. Goodwill is assigned to the reporting unit that benefits from the synergies arising from each particular business combination. The determination of the operating segments being equivalent to the reporting units for goodwill allocation purposes is based upon the Company’s overall approach to managing its business along operating segment lines, and the consistency of the operations within each operating segment. Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To accomplish this, we are required determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. We are then required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit; we would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. If after the second step of testing, the carrying amount of a reporting unit exceeds its implied fair value, an impairment loss would be recognized in an amount equal to the excess of the implied fair value of the reporting unit’s goodwill over its carrying value.
For the US reporting unit, the amount of goodwill has increased significantly since June 30, 2007 primarily due to the acquisitions of APL and CCS during fiscal 2008. While the fair value of the goodwill in the US has declined, the performance of the two aforementioned acquisitions has continued to perform above expectations and therefore the fair value of the US reporting unit, taken as a whole, continues to exceed its carrying value. The impact of the continued economic downturn, along with any federal or state regulatory restrictions on our short-term consumer lending product could reduce the fair value of the US goodwill below its carrying value at which time we would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired.
Indefinite-lived intangible assets consist of reacquired franchise rights, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value.
We consider this to be one of the critical accounting estimates used in the preparation of our consolidated financial statements. We estimate the fair value of our reporting units using a discounted cash flow analysis. This analysis requires us to make various judgmental assumptions about revenues, operating margins, growth rates, and discount rates. These assumptions are based on our budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for perpetual growth rates for periods beyond our long term business plan period. We perform our goodwill impairment test annually as of June 30, and our reacquired franchise rights impairment test annually as of December 31. At the date of our last evaluations, there was no impairment of goodwill or reacquired franchise rights. However, we may be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if we experience a significant disruption to our business, unexpected significant declines in our operating results, divestiture of a significant component of our business, a sustained decline in market capitalization, particularly if it falls below our book value, or a significant change to the regulatory environment in which we operate. While we believe we have made reasonable estimates and assumptions to calculate the fair value of goodwill and indefinite-lived intangible assets, it is possible a material change could occur, including if actual experience differs from the assumptions and considerations used in our analyses. These differences could have a material adverse impact on the consolidated results of operations, and cause us to perform the second step impairment test, which could result in a material impairment of our goodwill. We will continue to monitor our actual cash flows and other factors that may trigger a future impairment in the light of the current global recession.
Derivative Instruments and Hedging Activities
Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161), amends and expands the disclosure requirements of FASB Statement No. 133 (SFAS 133) with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.
As required by SFAS 133, we recorded all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or we elect not to apply hedge accounting under SFAS 133.
Income Taxes
As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. An assessment is then made of the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance.
In June 2006, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes , an interpretation of SFAS 109, Accounting for Income Taxes (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognized threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 requires that a “more-likely-than-not” threshold be met before the benefit of a tax position may be recognized in the financial statements and prescribes how such benefit should be measured. It requires that the new standard be applied to the balances of assets and liabilities as of the beginning of the period of adoption and that a corresponding adjustment, if required, be made to the opening balance of our retained earnings balance beginning July 1, 2007. We adopted the provisions of FIN 48 on July 1, 2007. The implementation of FIN 48 did not result in any adjustment in our liability for unrecognized income tax benefits.
Results of Operations
Revenue Analysis

	Three Months Ended March 31,				Nine Months Ended March 31,
			(Percentage of total				(Percentage of total
	($ in thousands)		revenue)		($ in thousands)		revenue)
	2008	2009	2008	2009	2008	2009	2008	2009
Check cashing	$51,503	$37,263	34.5%	31.5%	$146,025	$127,419	34.6%	31.6%
Fees from consumer lending	73,316	58,551	49.1%	49.6%	215,419	210,054	51.1%	52.1%
Money transfer fees	6,921	5,957	4.6%	5.0%	19,960	20,351	4.7%	5.0%
Franchise fees and royalties	1,237	990	0.8%	0.8%	3,740	3,276	0.9%	0.8%
Other revenue	16,336	15,403	11.0%	13.1%	36,746	42,313	8.7%	10.5%

Total revenue	$149,313	$118,164	100%	100%	$421,890	$403,413	100%	100%

Constant Currency Analysis
We maintain operations primarily in the United States, Canada and United Kingdom. Approximately 70% of our revenues are originated in currencies other than the US Dollar, principally the Canadian Dollar and British Pound Sterling. As a result, changes in our reported revenues and profits include the impacts of changes in foreign currency exchange rates. As additional information to the reader, we provide “constant currency” assessments in the following discussion and analysis to remove and/or quantify the impact of the fluctuation in foreign exchange rates and utilize constant currency results in our analysis of segment performance. Our constant currency assessment assumes foreign exchange rates in the current fiscal periods remained the same as in the prior fiscal year periods. For the three months ended March 31, 2009, the actual average exchange rates used to translate the Canadian and United Kingdom’s results were 0.8034 and 1.4348, respectively. For our constant currency reporting for the same period, the average exchange rates used to translate the Canadian and United Kingdom’s results were 0.9962 and 1.9784, respectively. For the nine months ended March 31, 2009, the actual average exchange rates used to translate the Canadian and United Kingdom’s results were 0.8633 and 1.6309, respectively. For our constant currency reporting for the same period, the average exchange rates used to translate the Canadian and United Kingdom’s results were 0.9910 and 2.0146, respectively. Note — all conversion rates are based on the US Dollar equivalent to one Canadian Dollar and one Great British Pound.
We believe that our constant currency assessments are a useful measure, indicating the actual growth and profitability of our operations. Earnings from our subsidiaries are not generally repatriated to the US; therefore, we do not incur significant gains or losses on foreign currency transactions with our subsidiaries. As such, changes in foreign currency exchange rates primarily impact only reported earnings and not our actual cash flow.
Three Months Ended March 31, 2009 compared to Three Months Ended March 31, 2008
Total revenues for the three months ended March 31, 2009 decreased $31.1 million, or 20.9% as compared to the three months ended March 31, 2008. The impact of foreign currency accounted for approximately $23.0 million of the decrease, offset in part by new store openings and acquisitions of approximately $2.4 million. On a constant currency basis and after eliminating the impact of new stores and acquisitions, total revenues decreased by $10.5 million.
Consolidated check cashing revenue decreased 27.6%, or $14.2 million, period-over-period. There was a decrease of $6.2 million related to foreign exchange rates and increases from new stores and acquisitions of $0.6 million. On a constant currency basis and after eliminating the impact of new stores and acquisitions, check cashing revenues were down $8.6 million or 16.8% for the current three month period. Check cashing revenues from our U.S., Canadian and United Kingdom businesses declined 15.2%, 10.9%, and 22.7%, respectively (based on constant currency reporting) over the previous year’s period. On a consolidated constant currency basis, the face amount of the average check cashed increased 3.3% to $558 for the third quarter of fiscal 2009 compared to $541 for the prior year period while the average fee per check cashed increased by 1.1% to $20.19. However, global check counts declined by 16.6% from 2.6 million in the third quarter of fiscal 2008 to 2.2 million for the same period in the current year fiscal year.
Consolidated fees from consumer lending were $58.6 million for the third quarter of fiscal 2009, representing a decrease of 20.1% or $14.8 million compared to the prior year period. The impact of foreign currency fluctuations accounted for a decrease of approximately $11.8 million that was offset by new stores and acquisitions of $1.1 million. The remaining decrease of $4.1 million was primarily due to decreases in our US and Canadian consumer lending business which decreased by 18.5% and 8.0%, respectively. These declines are primarily a result of deliberate actions we have taken to decrease our risk exposure to certain customer segments by reducing the amount we are willing to loan to them. These decreases are partially offset by an increase in UK consumer lending business of 23.5% bolstered in part by strong growth in the UK pawn lending business. Money transfer fees for the quarter decreased in reported amounts by $1.0 million but when adjusted for currency and excluding the impact from new stores and acquisitions, increased by $0.1 million or 1.4% for the three months ended March 31, 2009 as compared to the year earlier period. On a constant currency basis and excluding the impact from new stores and acquisitions, other revenue increased by $2.1 million for the quarter, principally due to the success of the foreign exchange product, the debit card business and other ancillary products.
Nine Months Ended March 31, 2009 compared to Nine Months Ended March 31, 2008
Total revenues for the nine months ended March 31, 2009 decreased $18.5 million, or 4.4% as compared to the nine months ended March 31, 2008. The impact of foreign currency accounted for a decrease of approximately $49.1 million which was offset by new store openings and acquisitions of approximately $36.9 million. On a constant currency basis and after eliminating the impacts of foreign exchange rates and new stores and acquisitions, total revenues decreased by $6.3 million or 1.5%.
Relative to our products, consolidated check cashing revenue decreased $18.6 million, or 12.7% for the nine months ended March 31, 2009 compared to the same period in the prior year. There was a decrease of $14.2 million related to foreign exchange rates and increases from new stores and acquisitions of $11.5 million. The remaining check cashing revenues were down $15.9 million or 10.9% for the current nine month period. Check cashing revenues from our U.S. business segment increased 5.4%, driven primarily from the CCS acquisition in December 2007, while the Canadian business declined 3.7% (based on constant currency reporting) over the previous year’s period. Also on a constant currency basis, check cashing fees in the United Kingdom decreased 10.4% over the prior year’s period. On a consolidated constant currency basis, the face amount of the average check cashed increased 0.7% to $539 for the nine months ended March 31, 2009 compared to $535 for the prior year period while the average fee per check cashed decreased by 1.9% to $19.85. Overall, global check counts declined only marginally by 1.2%, primarily as a result of the CCS acquisition in December 2007.

Consolidated fees from consumer lending were $210.1 million for the nine months ended March 31, 2009 compared to $215.4 million for the year earlier period which is a decrease of $5.4 million or 2.5%. The impact of foreign currency fluctuations accounted for a decrease of approximately $25.6 million that was offset by new stores and acquisitions of $18.1 million. The remaining increase of $2.1 million was primarily provided by our operations in the UK which increased by 35.1% offset in part by both the US and Canadian consumer lending businesses, which decreased by 10.7% and 7.1%, respectively. The increase in the UK is in part related to the strong growth in that country’s pawn lending business. For the nine months ended March 31, 2009, money transfer fees increased in reported amounts by $0.4 million, when adjusted for currency and excluding the impact from new stores and acquisitions, increased by $1.4 million or 6.9% for the nine months ended March 31, 2009 as compared to the year earlier period. On a constant currency basis and excluding the impact from new stores and acquisitions, other revenue, increased by $6.1 million, or 15.1% for the quarter, principally due to the success of the foreign exchange product, the debit card business and other ancillary products.
Store and Regional Expense Analysis

	Three Months Ended March 31,				Nine Months Ended March 31,
			(Percentage of total				(Percentage of total
	($ in thousands)		revenue)		($ in thousands)		revenue)
	2008	2009	2008	2009	2008	2009	2008	2009
Salaries and benefits	$42,778	$34,429	28.6%	29.1%	$116,661	$111,507	27.7%	27.6%
Provision for loan losses	14,023	10,242	9.4%	8.7%	44,899	40,392	10.6%	10.0%
Occupancy	11,359	9,863	7.6%	8.3%	30,790	31,503	7.3%	7.8%
Depreciation	3,597	3,057	2.4%	2.6%	9,620	9,819	2.3%	2.4%
Returned checks, net and cash shortages	4,973	2,866	3.3%	2.4%	14,226	13,228	3.4%	3.3%
Telephone and communications	1,917	1,739	1.3%	1.5%	5,367	5,616	1.3%	1.4%
Advertising	2,602	1,451	1.7%	1.2%	7,426	6,659	1.8%	1.7%
Bank Charges and armored carrier expenses	3,611	3,174	2.4%	2.7%	9,954	9,937	2.4%	2.5%
Other	13,287	10,748	9.0%	9.1%	35,739	36,073	8.3%	8.9%

Total store and regional expenses	$98,147	$77,569	65.7%	65.6%	$274,682	$264,734	65.1%	65.6%

Three Months Ended March 31, 2009 compared to Three Months Ended March 31, 2008
Store and regional expenses were $77.6 million for the three months ended March 31, 2009 compared to $98.1 million for the three months ended March 31, 2008, a decrease of $20.6 million or 21.0%. The impact of foreign currency accounted for approximately $13.4 million of the decrease. On a constant currency basis, store expenses decreased by $7.2 million. For the current year quarter, total store and regional expenses decreased from 65.7% of total revenue to 65.6% of total revenue year over year. After adjusting for constant currency reporting, the percentage of total store and regional expenses as compared to total revenue remained consistent at 65.6%.
Relative to our business units, on a constant currency basis, store and regional expenses decreased by $7.2 million and $1.0 million in the US and Canada, respectively. The decreases in these two units are consistent with the closure of approximately 70 US and Canadian stores that was announced earlier in the current fiscal year. The adjusted store and regional expenses in the UK increased by approximately $1.1 million for the three months ended March 31, 2009 as compared to the prior year which is commensurate with the revenue growth in that country.
Nine Months Ended March 31, 2009 compared to Nine Months Ended March 31, 2008
Store and regional expenses were $264.7 million for the nine months ended March 31, 2009 compared to $274.7 million for the nine months ended March 31, 2008, a decrease of $10.0 million or 3.6%. The impact of foreign currency accounted for a decrease of approximately $28.3 million which was partially offset by the impact associated with the two acquisitions during the first half of fiscal 2008 of approximately $6.7 million. On a constant currency basis and after eliminating the impact of acquisitions, store expenses increased by $11.6 million. For the current year cumulative period, total store and regional expenses increased to 65.6% of total revenue compared to 65.1% of total revenue for the year earlier period. After adjusting for constant currency reporting and elimination of acquisitions, the percentage of total store and regional expenses as compared to total revenue increased from the reported amount of 65.6% to 68.9%.
Relative to our business units, after excluding the impacts of foreign currency and acquisitions, US store and regional expenses decreased by $1.0 million and Canada’s expenses remained relatively flat. The results in the US and Canada are consistent with the closure of approximately 70 US and Canadian stores that was announced earlier in the current fiscal year. The adjusted store and regional expenses in the UK were up approximately $12.7 million for the nine months ended March 31, 2009 as compared to the prior year. The UK increase was primarily attributable to the categories of salary and benefits, occupancy, loan loss provision, depreciation and advertising which are all commensurate with growth in that country.
Corporate and Other Expense Analysis

	Three Months Ended March 31,				Nine Months Ended March 31,
			(Percentage of total				(Percentage of total
	($ in thousands)		revenue)		($ in thousands)		revenue)
	2008	2009	2008	2009	2008	2009	2008	2009
Corporate expenses	$17,893	$15,452	12.0%	13.1%	$52,621	$52,566	12.5%	13.0%
Other depreciation and amortization	854	925	0.6%	0.8%	2,663	2,903	0.6%	0.7%
Interest expense, net	9,771	8,144	6.5%	6.9%	26,837	26,163	6.4%	6.5%
Loss on store closings	176	644	0.1%	0.5%	369	6,137	0.1%	1.5%
Other (income) expense	(159)	(832)	(0.1)%	(0.7)%	(323)	(5,992)	(0.1)%	(1.5)%
Income tax provision	8,802	8,361	5.9%	7.1%	26,194	23,970	6.2%	5.9%
Three Months Ended March 31, 2009 compared to Three Months Ended March 31, 2008
Corporate Expenses
Corporate expenses were $15.5 million for the three months ended March 31, 2009 and $17.9 million for the three months ended March 31, 2008. On a constant currency basis, corporate expenses decreased by approximately $0.4 million, reflecting management’s cost cutting initiatives.
Other Depreciation and Amortization
Other depreciation and amortization expenses remained relatively unchanged and were $0.9 million for the three months ended March 31, 2009 and 2008.
Interest Expense
Interest expense, net was $8.1 million for the three months ended March 31, 2009 compared to $9.8 million for the same period in the prior year. For the three months ended March 31, 2009 there was a decrease in net interest expense of approximately $1.7 million resulting primarily from the impacts of foreign currency translation of interest expense in our Canadian and UK operations.

Loss on Store Closings
We incurred an additional $0.6 million charge in the three months ended March 31, 2009 related to the previously announced closure of 53 underperforming stores in the United States and 17 underperforming stores in Canada. The additional expenses recorded during the current three month period related to continuing occupancy costs and store closure related expenses as well as the buy-out of certain terminated leases.
Income Tax Provision
The provision for income taxes was $8.4 million for the three months ended March 31, 2009 compared to a provision of $8.8 million for the three months ended March 31, 2008. Our effective tax rate was 51.4% for the three months ended March 31, 2009 and was 38.9% for the three months ended March 31, 2008. Our effective tax rate differs from the federal statutory rate of 35% due to foreign taxes, permanent differences and a valuation allowance on U.S. and foreign deferred tax assets and the aforementioned changes to our reserve for uncertain tax positions. Prior to the global debt restructuring in our fiscal year ended June 30, 2007, interest expense in the U.S. resulted in U.S. tax losses, thus generating deferred tax assets. At March 31, 2009 we maintained deferred tax assets of $115.8 million which is offset by a valuation allowance of $104.2 million of which $4.1 million was provided for in the quarter. The change for the quarter in our deferred tax assets and valuation allowances is presented in the table below and more fully described in the paragraphs that follow.
Change in Deferred Tax Assets and Valuation Allowances (in millions):

	Deferred	Valuation	Net Deferred
	Tax Asset	Allowance	Tax Asset
Balance at December 31, 2008	$115.4	$100.1	$15.3
U.S. increase	4.1	4.1	—
Foreign increase/(decrease)	(3.7)	—	(3.7)

Balance at March 31, 2009	$115.8	$104.2	$11.6

The $115.8 million in deferred tax assets consists of $54.6 million related to net operating losses and the reversal of temporary differences, $48.4 million related to foreign tax credits and $12.8 million in foreign deferred tax assets. At March 31, 2009, U.S. deferred tax assets related to net operating losses and the reversal of temporary differences were reduced by a valuation allowance of $54.6 million, which reflects an increase of $1.5 million during the quarter. The net operating loss carry forward at March 31, 2009 was $86.2 million. We believe that our ability to utilize net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which we refer to as the “Code” because of changes of ownership resulting from our June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under the Code. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $48.4 million. Additionally, we maintain foreign deferred tax assets in the amount of $12.8 million. Of this amount $1.2 million was recorded by our Canadian affiliate during fiscal 2008 related to a foreign currency loss sustained in connection with the hedge of its term loan. This deferred tax asset was offset by a full valuation allowance of $1.2 million since the foreign currency loss is capital in nature and at this time we have not identified any potential for capital gains against which to offset the loss.
We adopted the provisions of FIN 48 on July 1, 2007. The implementation of FIN 48 did not result in any adjustment in our liability for unrecognized income tax benefits. At December 31, 2008, we had unrecognized tax benefit reserves related to transfer pricing matters of $8.0 million which, if recognized, would decrease the effective tax rate. At March 31, 2009 we had $8.2 million of unrecognized tax benefits primarily related to transfer pricing matters, which if recognized, would decrease our effective tax rate. The increase of $0.2 million during the quarter results primarily from foreign currency fluctuation.
The tax years ending June 30, 2004 through 2008 remain open to examination by the taxing authorities in the United States, UK and Canada.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of March 31, 2009, we had approximately $0.8 million of accrued interest related to uncertain tax positions which represents a minimal increase during the three months ended March 31, 2009. The provision for unrecognized tax benefits including accrued interest is included in income taxes payable.
Nine Months Ended March 31, 2009 compared to Nine Months Ended March 31, 2008
Corporate Expenses
Corporate expenses remained relatively unchanged in US Dollars and were $52.6 million for the nine months ended March 31, 2009 and March 31, 2008. On a constant currency basis, corporate expenses increased by approximately $3.9 million, reflecting higher regulatory costs and legal fees in the US, the previously announced increased investment in global management capabilities and infrastructure to support future global store and product expansion plans, as well as the continuing active international acquisitions strategy.
Other Depreciation and Amortization
Other depreciation and amortization expenses remained relatively unchanged and were $2.9 million for the nine months ended March 31, 2009 compared to $2.7 million for the nine months ended March 31, 2008.
Interest Expense
Interest expense was $26.2 million for the nine months ended March 31, 2009 compared to $26.8 million for the nine months ended March 31, 2008. On June 27, 2007, we issued $200.0 million aggregate principal amount of the Convertible Notes in a private offering for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The proceeds from the Convertible Notes were initially invested until approximately $131.4 million was utilized during fiscal 2008 for the American Payday Loans and The Check Cashing Store acquisitions. For the nine months ended March 31, 2009, there was an increase in net interest expense of approximately $2.6 million resulting from a decrease of interest income related to the lower amount of short-term invested cash due to the aforementioned fiscal 2008 acquisitions, as compared to the same period in the prior year. This was offset by a decrease of approximately $3.3 million in interest expense resulting primarily from the impact of foreign currency translation of interest expense in our Canadian and UK operations.
Loss on Store Closings
We incurred a $6.1 million charge in the nine months ended March 31, 2009 related to the closure of 53 underperforming stores in the United States and 17 underperforming stores in Canada. We recorded costs for severance and other retention benefits of $0.6 million and store closure costs of $5.5 million consisting primarily of lease obligations and leasehold improvement write-offs.
Income Tax Provision
The provision for income taxes was $24.0 million for the nine months ended March 31, 2009 compared to a provision of $26.2 million for the nine months ended March 31, 2008. Our effective tax rate was 42.1% for the nine months ended March 31, 2009 and was 40.3% for the nine months ended March 31, 2008. Our effective tax rate for the nine months ended March 31, 2009 is a combination of an effective rate of 48.3% on continuing operations reduced by the impact of a favorable settlement granted in a competent authority tax proceeding between the United States and Canadian tax authorities related to transfer pricing matters for years 2000 through 2003 combined with an adjustment to our reserve for uncertain tax benefits related to years for which a settlement has not yet been received. The impact to our nine months fiscal 2009 provision for income taxes related to these two items was $3.5 million. Our effective tax rate differs from the federal statutory rate of 35% due to foreign taxes, permanent differences and a valuation allowance on U.S. and foreign deferred tax assets and the aforementioned changes to our reserve for uncertain tax positions. Prior to the global debt restructuring in our fiscal year ended June 30, 2007, interest expense in the U.S. resulted in U.S. tax losses, thus generating deferred tax assets. At March

31, 2009 we maintained deferred tax assets of $115.8 million which is offset by a valuation allowance of $104.2 million of which $6.5 million was provided for in the period. The change for the period in our deferred tax assets and valuation allowances is presented in the table below and more fully described in the paragraphs that follow.
Change in Deferred Tax Assets and Valuation Allowances (in millions):

	Deferred	Valuation	Net Deferred
	Tax Asset	Allowance	Tax Asset
Balance at June 30, 2008	$109.9	$97.7	$12.2
U.S. increase	6.8	6.8	—
Foreign increase/(decrease)	(0.9)	(0.3)	(0.6)

Balance at March 31, 2009	$115.8	$104.2	$11.6

The $115.8 million in deferred tax assets consists of $54.6 million related to net operating losses and the reversal of temporary differences, $48.4 million related to foreign tax credits and $12.8 million in foreign deferred tax assets. At March 31, 2009, U.S. deferred tax assets related to net operating losses and the reversal of temporary differences were reduced by a valuation allowance of $54.6 million, which reflects an increase of $4.1 million during the period. The net operating loss carry forward at March 31, 2009 was $86.2 million. We believe that our ability to utilize net operating losses in a given year will be limited to $9.0 million under Section 382 of the Code because of changes of ownership resulting from our June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under the Code. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $48.4 million. Additionally, we maintain foreign deferred tax assets in the amount of $12.8 million. Of this amount $1.2 million was recorded by our Canadian affiliate during fiscal 2008 related to a foreign currency loss sustained in connection with the hedge of its term loan. This deferred tax asset was offset by a full valuation allowance of $1.2 million since the foreign currency loss is capital in nature and at this time we have not identified any potential for capital gains against which to offset the loss.
We adopted the provisions of FIN 48 on July 1, 2007. The implementation of FIN 48 did not result in any adjustment in our liability for unrecognized income tax benefits. At June 30, 2008, we had unrecognized tax benefit reserves related to uncertain tax positions of $9.9 million which, if recognized, would decrease the effective tax rate. At March 31, 2009 we had $8.2 million of unrecognized tax benefits primarily related to transfer pricing matters, which if recognized, would decrease our effective tax rate. The reduction of $1.7 million during the period results primarily from the effects of the Competent Authority settlement discussed above.
The tax years ending June 30, 2004 through 2008 remain open to examination by the taxing authorities in the United States, United Kingdom and Canada.
We recognize interest and penalties related to uncertain tax positions in income tax expense. As of March 31, 2009, we had approximately $0.8 million of accrued interest related to uncertain tax positions which represents a minimal increase during the nine months ended March 31, 2009. The provision for unrecognized tax benefits including accrued interest is included in income taxes payable.

The following table presents each reportable segment’s revenue and store and regional margin results:

	Three Months Ended March 31,			Nine Months Ended March 31,
			Percent/			Percent/
	($ in thousands)		Margin	($ in thousands)		Margin
	2008	2009	Change	2008	2009	Change

Revenue:
United States	$46,011	$38,673	(15.9)%	$111,373	$121,911	9.5%
Store and regional margin	16.8%	19.7%	2.9 pts.	10.6%	13.7%	3.1 pts.
Canada	$68,938	$51,942	(24.7)%	$209,283	$180,414	(13.8)%
Store and regional margin	44.6%	42.2%	(2.4 pts. )	45.7%	45.1%	(0.6 pts. )
United Kingdom	$34,364	$27,549	(19.8)%	$101,234	$101,088	(0.1)%
Store and regional margin	37.0%	40.0%	3.0 pts.	39.2%	40.2%	1.0 pts.

Total Revenue	$149,313	$118,164	(20.9)%	$421,890	$403,413	(4.4)%

Store and regional margin	$51,166	$40,595	(20.7)%	$147,208	$138,679	(5.8)%
Store and regional margin percent	34.3%	34.4%	0.1 pts.	34.9%	34.4%	(0.5 pts. )
The following table presents each reportable segment’s revenue as a percentage of total segment revenue and each reportable segment’s pre-tax income as a percentage of total segment pre-tax income:

	Three Months Ended March 31,				Nine Months Ended March 31,
			Pre-tax				Pre-tax
	Revenue		Income/(Loss)		Revenue		Income/(Loss)
	2008	2009	2008	2009	2008	2009	2008	2009

United States	30.8%	32.7%	16.4%	(2.3)%	26.4%	30.2%	(5.4)%	(25.3)%
Canada	46.2%	44.0%	62.6%	62.8%	49.6%	44.7%	79.8%	84.1%
United Kingdom	23.0%	23.3%	21.0%	39.5%	24.0%	25.1%	25.6%	41.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Discussion and analysis for each geographic segment
Following is a discussion and analysis of the operating results of each of our reportable segments:
Three Months Ended March 31, 2009 compared to Three Months Ended March 31, 2008
United States (“US”)
Total US revenues were $38.7 million for the three months ended March 31, 2009 compared to $46.0 million for the three months ended March 31, 2008, a decrease of 15.9%. This decline is primarily related to decreases of $2.9 million and $4.1 million in check cashing and consumer lending revenue, respectively. The decrease in check cashing revenue is related to decreases in both the number of checks as well as the face amount of checks that were presented in the U.S. The number of checks decreased year over year by approximately

240 thousand and with a corresponding decrease in face value of approximately $64 million. The face amount of the average check has increased by 11.1% and the average fee has increased from $15.31 to $16.12.
Increasing unemployment through all sectors of the US economy in the current period negatively impacted consumer lending volumes. As a result of current economic conditions, we are taking a more cautious approach to lending in all of our segments, including the US. Lastly, the closure of underperforming stores during the first quarter of the current fiscal year has also contributed to lower year-over-year lending volumes US funded loan originations decreased 15.8% or $24.1 million in the current year’s period as compared to the year earlier period.
Store and regional expenses in the US decreased by $7.2 million, or 18.9%, from the third quarter of fiscal year 2008 as compared to the current period. The significant decrease is consistent with the closure of 53 underperforming stores. We continue to closely monitor and control expenses. Further, the US provision for loan losses as a percentage of loan revenues decreased by 5.0 pts from 26.6% for the three months ended March 31, 2008 as compared to 21.6% for the current three month period due to improved collections and a tightening of our lending criteria.
Store and regional margins in the US increased to 19.7% for the three months ended March 31, 2009 compared to 16.8% for the same period in the prior year. The US store and regional margins are significantly lower than the other segments. The primary drivers for this disparity are higher US salary costs, somewhat higher occupancy costs and marginally higher loan loss provisions. Management is addressing the lower US margins which is evident with the closure of 53 underperforming stores earlier in the fiscal year as well as our recent announcement to sell or close approximately 60 US financial services stores in the fourth quarter of the current fiscal year. It is anticipated that the closure of these mostly underperforming stores will be accretive to earnings.
The US pre-tax loss was $0.4 million for the three months ended March 31, 2009 compared to a pre-tax gain of $3.7 million for the same period in the prior year. The $4.1 million decline for the quarter can be attributed to lower check cashing and consumer lending fees. The check cashing declines can be attributed to lower check counts and a lower average face amount per check. The decline in consumer lending is primarily a result of deliberate actions we have taken to reduce our risk exposure to certain customer segments by reducing the amount we are willing to lend to them. We have also seen a moderate erosion in the consumer lending business as the global economic contraction continued to weigh on customers with job losses from the deepening recession extending further into the overall economy.
Canada
Total Canadian revenues were $51.9 million for the three months ended March 31, 2009 a decrease of 24.7% or $17.0 million as compared to the year earlier period. The impact of foreign currency rates accounted for $12.5 million of this decrease. On a constant dollar basis, the decrease in current year revenues was split relatively evenly between check cashing and consumer lending. On a constant dollar basis, check cashing revenues in Canada were impacted by decreases in the number of checks and the face value of checks — down by 14.3% and 13.0%, respectively. The average face amount per check increased by 1.6%, while the average fee per check increased by 4.0% for the three months ended March 31, 2009 as compared to the three months ended March 31, 2008.
The decrease in Canadian consumer lending revenue is consistent with some of the same factors that were mentioned in relation to the US business. In addition, our Canadian subidiary has diminished the scale and tone of its Canadian marketing and advertising campaigns, as many of the Canadian provinces are actively engaged in formulating and/or instituting their respective consumer lending regulations and rate structures. Accordingly, as expected, new customer growth in Canada has softened. On a constant dollar basis, company funded loan originations in Canada decreased 9.3% in the current year’s period as compared to the year earlier period.
Store and regional expenses in Canada decreased $8.2 million or 21.5% from $38.2 million in the third quarter of fiscal 2008 to $30.0 million in the current year’s fiscal period. Of this decrease approximately $7.2 million related to the impacts of changes in foreign currency rates. The remaining decrease of approximately $1.0 million is primarily related to the decrease in salary and benefits. On a constant currency basis, provision for loan losses, as a percentage of loan revenues, has increased by 0.5 pts from 18.4% to 18.9%. Overall Canada’s store and regional margin percentage has decreased from 44.6% to 42.3%.
The Canadian pre-tax income was $10.2 million for the three months ended March 31, 2009 compared to pre-tax income of $14.2 million for the same period in the prior year. Of this $4.0 million decrease, approximately $2.6 million related to the impact of changes in foreign currency rates. The balance of the pre-tax variance can be attributed to the lower constant currency revenues mentioned above, offset in part by lower store and regional expenses.

United Kingdom (“UK”)
Total UK revenues were $27.5 million for the three months ended March 31, 2009 compared to $34.4 million for the year earlier period, a decrease of $6.8 million or 19.8%. Of the decrease, approximately $10.5 million relates to the impact of changes in foreign currency rates. Excluding the impact of the change in currency rates, UK year-over-year revenues have increased by $3.7 million, or 10.6%. UK’s revenues exhibited growth in consumer lending and other revenues (pawn broking, gold scrap sales and foreign exchange products). As in the other two business sectors, UK check cashing revenues — on a constant currency basis — decreased by approximately $3.1 million, or 22.7%. Rising unemployment and the shrinking construction industry in the London area, principally due to the slowing housing market, were the primary drivers of the decreased check cashing fees in the UK.
The UK business showed strong growth in both consumer lending and other revenues. On a constant dollar basis, consumer lending revenues increased by $3.9 million or 23.5% and other revenues increased by $2.5 million or 86.2%. On a constant currency basis, UK loan originations for the current quarter increased by $21.4 million or 23.0%. Consumer lending in the UK continues to benefit from a growing market of its loan products, in addition to strong growth in the pawn business, which primarily consists of loans on collateralized gold jewelry.
Store and regional expenses in the UK decreased by $5.2 million, or 23.7% from $21.7 million for the three months ended March 31, 2008 as compared to $16.5 million for the current three month period. Excluding the impacts of changes in foreign currency rates, UK store and regional expenses increased by $1.1 million. The primary factors in the increased expenses were in the areas of salary/benefits, occupancy and depreciation — all areas that are consistent with an operation that is in a growth mode. There was a decrease of 0.8 pts relating to the provision for loan losses as a percentage of loan revenues. On a constant currency basis, the rate for the three months ended March 31, 2008 was 10.6% while for the current three month period, the rate has decreased to 9.8%. On a constant currency basis, UK store and regional margin percentage has improved from 37.0% for the year earlier quarter to 40.2% for the current three month period ended March 31, 2009 due to the strong revenue growth offset in part with a marginal increase in costs.
The UK pre-tax income was $6.4 million for the three months ended March 31, 2009 compared to $4.7 million for the same period in the prior year or an increase of $1.7 million. On a constant currency basis the increase year-over-year was $4.2 million. In addition to the aforementioned increase in store and regional margins, the UK benefited from the exercise of its in-the-money put options which are designated as cash flow hedges. Furthermore, gains from the revaluation of foreign currencies held in UK stores for its foreign currency exchange product contributed to the balance of the increase.
Nine Months Ended March 31, 2009 compared to Nine Months Ended March 31, 2008
United States (“US”)
Total US revenues were $121.9 million for the nine months ended March 31, 2009 compared to $111.4 million for the nine months ended March 31, 2008, an increase of 9.5%. Excluding the impacts of acquisitions and new store activity, US revenues decreased by $13.1 million. This decline is primarily related to decreases of $5.7 million and $6.2 million in check cashing and consumer lending revenue, respectively. Excluding acquisition-related impacts, the face value of checks cashed and the number of checks cashed is down 14.0% and 19.5%, respectively. In addition to a general decrease in our US check cashing business, the closure of 53 stores in the first quarter of the current fiscal year also negatively impacted US check cashing revenues on a year over year comparative basis. Check cashing revenues as reported are also lower as a result of lower average fees per check associated with the CCS operations acquired during December of 2007.
Increasing unemployment through all sectors of the US economy in the current period negatively impacted consumer lending volumes. As a result of current economic conditions, we are taking a more cautious approach to lending in all of our segments, including the US. Lastly, the closure of underperforming stores during the first quarter of the current fiscal year has also contributed to lower year-over-year lending volumes. Excluding the impacts of acquisitions, US funded loan originations decreased 11.9% or $31.4 million in the current year’s period as compared to the year earlier period.
Store and regional expenses in the US increased by $5.7 million, or 5.7%, from the year-to-date fiscal year 2008 as compared to the cumulative current period. Excluding the impacts of acquisitions, US store and regional expenses actually decreased by approximately $1.0 million. The decrease is consistent with the closure of 53 underperforming stores. We continue to closely monitor and control expenses. Further, the US provision for loan losses as a percentage of loan revenues decreased by 4.3 pts from 32.1% for the nine months ended March 31, 2008 as compared to 27.8% for the current nine month period due to improved collections and a tightening of our lending criteria.

Store and regional margins in the US increased to 13.7% for the nine months ended March 31, 2009 compared to 10.6% for the same period in the prior year. The US store and regional margins are significantly lower than the other segments. The primary drivers for this disparity are higher US salary costs, somewhat higher occupancy costs and loan loss provisions. Management is addressing the lower US margins which is evident with the closure of 53 underperforming stores earlier in the fiscal year as well as our recent announcement to sell or close approximately 60 US financial services stores in the fourth quarter of the current fiscal year. It is anticipated that the closure of these mostly underperforming stores will be accretive to earnings.
The US pre-tax loss was $14.4 million for the nine months ended March 31, 2009 compared to a pre-tax loss of $3.5 million for the same period in the prior year. The $10.8 million decline for the current year period can be attributed to $3.1 million in additional costs related to the closure of 53 underperforming stores earlier in the current fiscal year. In addition, US net interest expense increased by $4.5 million for the nine months ended March 31, 2009 compared to the same period in prior year. This increase is attributable to lower interest income of $2.0 million as a result of cash used for the fiscal 2008 acquisitions, $2.0 million related to intercompany debt interest and $0.5 million in increased interest related to the revolving credit facility. The balance of the decline can be attributed to a prior year transfer pricing adjustment, offset in part by higher store and regional margins in fiscal 2009 as a result of the fiscal 2008 acquisitions.
Canada
Total Canadian revenues were $180.4 million for the nine months ended March 31, 2009 a decrease of 13.8% or $28.9 million as compared to the year earlier period. The impact of foreign currency rates accounted for $25.8 million of this decrease offset by $5.4 million of acquisitions and new stores. In constant dollars and excluding the impacts of acquisitions/new stores, the net decrease of Canadian revenues from fiscal year 2008 compared to the current fiscal year is $8.5 million. Constant dollar decreases of $3.7 million in check cashing revenues and $7.9 million in consumer lending revenues were offset by increases of $0.9 million in money transfer fees and $2.3 million in other revenues. On a constant dollar basis, check cashing revenues in Canada were impacted by decreases in the number of checks and the face value of checks — down by 10.1% and 5.7%, respectively. The average face amount per check increased by 4.8%, while the average fee per check increased by 7.0% for the nine months ended March 31, 2009 as compared to the nine months ended March 31, 2008.
The decrease in Canadian consumer lending revenue is consistent with some of the same factors that were mentioned in relation to the US business. In addition, our Canadian subsidiary has diminished the scale and tone of its Canadian marketing and advertising campaigns, as many of the Canadian provinces are actively engaged in formulating and/or instituting their respective consumer lending regulations and rate structures. Accordingly, as expected, new customer growth in Canada has softened. On a constant currency basis, company funded loan originations in Canada decreased $47.9 million or 6.6% in the current year’s period as compared to the year earlier period.
Store and regional expenses in Canada decreased $14.5 million or 12.8% from $113.6 million for the nine months ended March 31, 2008 to $99.1 million in the current year’s fiscal period. The entire decrease is related to the impacts of changes in foreign currency rates. On a constant currency basis, provision for loan losses, as a percentage of loan revenues, has decreased by 0.4 pts from 18.8% to 18.4%. Overall Canada’s store and regional margin percentage has decreased from 45.7% to 45.0%.
The Canadian pre-tax income was $47.8 million for the nine months ended March 31, 2009 compared to pre-tax income of $51.9 million for the same period in the prior year or a $4.1 million decline year-over-year. On a constant currency basis, pre-tax income would have increased $8.9 million. Despite the slight decline in store and regional margins on a constant currency basis, this segment benefited from an exercise of its in-the-money puts which are designated as cash flow hedges as well as gains from the revaluation of foreign currencies related to its foreign exchange product. The balance of the increase relates to a transfer pricing adjustment in the prior year.
United Kingdom (“UK”)
Total UK revenues were $101.1 million for the nine months ended March 31, 2009 compared to $101.2 million for the year earlier period, a decrease of $0.1 million. The current year results were impacted by foreign currency decreases of $23.3 million offset by acquisitions/new stores of $7.9 million. In constant dollars and excluding the impact of acquisitions/new stores, UK’s revenues increased by $15.2 million or 15.1%. UK’s revenues exhibited growth in consumer lending and other revenues (pawn broking, gold scrap sales and foreign exchange products). As in the other two business sectors, UK check cashing revenues — on a constant currency basis and excluding acquisitions/new stores — decreased by approximately $6.6 million, or 15.3%. Rising unemployment and the shrinking construction industry in the London area, principally due to the slowing housing market, were the primary drivers of the decreased check cashing fees in the UK.

The UK business showed strong growth in both consumer lending and other revenues. On a constant dollar basis and excluding the impacts of acquisitions/new stores, consumer lending revenues increased by $16.3 million or 35.1% and other revenues increased by $4.8 million or 62.9%. On a constant currency basis, UK loan originations for the current quarter increased by $91.2 million or 35.0%. Consumer lending in the UK continues to benefit from a growing market of its loan products, in addition to strong growth in the pawn business, which primarily consists of loans on collateralized gold jewelry.
Store and regional expenses in the UK decreased by $1.2 million, or 1.9% from $61.6 million for the nine months ended March 31, 2008 as compared to $60.4 million for the current nine month period. Excluding the impacts of changes in foreign currency rates, UK store and regional expenses increased by $12.7 million. The primary factors in the increased expenses were in the areas of salary/benefits, occupancy and depreciation — all areas that are consistent with an operation that is in a growth mode and has added approximately 25 new stores through either acquisition or de novo store builds. There was a decrease of 0.7 pts relating to the provision for loan losses as a percentage of loan revenues. On a constant currency basis, the rate for the nine months ended March 31, 2008 was 11.6% while for the current nine month period, the rate has decreased to 10.9%. On a constant currency basis, UK store and regional margin percentage has improved from 39.2% for the year earlier period to 40.3% for the current nine month period ended March 31, 2009 due to the strong revenue growth offset in part with a marginal increase in costs.
The UK pre-tax income was $23.5 million for the nine months ended March 31, 2009 compared to $16.7 million for the same period in the prior year or an increase of $6.8 million. On a constant currency basis the increase year-over-year was $12.4 million. In addition to the aforementioned increase in store and regional margins, the UK benefited from the exercise of its in-the-money put options which are designated as cash flow hedges. Furthermore, the revaluation of foreign currencies held in UK stores for its foreign currency exchange product contributed to the balance of the increase.
Changes in Financial Condition
On a constant currency basis, cash and cash equivalent balances and the revolving credit facilities balances fluctuate significantly as a result of seasonal, intra-month and day-to-day requirements for funding check cashing and other operating activities. For the nine months ended March 31, 2009, cash and cash equivalents decreased $18.1, million which is net of a $41.6 million decline as a result of the effect of exchange rate changes on foreign cash and cash equivalents. However, as these foreign cash accounts are maintained in Canada and the U.K. in local currency, there is no actual diminution in value from changes in currency rates, and as a result, the cash balances are still fully available to fund the daily operations of the U.K. and Canadian business units. Net cash provided by operating activities was $47.6 million for the nine months ended March 31, 2009 compared to $64.0 million for the nine months ended March 31, 2008. The decrease in net cash provided by operations was primarily the result of the impact of foreign exchange rates on translated net income and timing differences in payments to third party vendors.
Liquidity and Capital Resources
Our principal sources of cash are from operations, borrowings under our credit facilities and the issuance of our common stock and senior convertible notes. We anticipate that our primary uses of cash will be to provide working capital, finance capital expenditures, meet debt service requirements, fund company originated short-term consumer loans, finance store expansion, finance acquisitions, and finance the expansion of our products and services.
Net cash provided by operating activities was $47.6 million for the nine months ended March 31, 2009 compared to $64.0 million for the nine months ended March 31, 2008. The decrease in net cash provided from operating activities was primarily a result of the impact of foreign exchange rates on translated net income and timing differences in payments to third party vendors.
Net cash used in investing activities was $13.4 million for the nine months ended March 31, 2009 compared $157.5 million for the nine months ended March 31, 2008. Our investing activities primarily relate to acquisitions, purchases of property and equipment for our stores and investments in technology. For the nine months ended March 31, 2009, we made capital expenditures of $11.0 million and acquisitions of $2.4 million. The actual amount of capital expenditures each year will depend in part upon the number of new stores opened or acquired and the number of stores remodeled. Our capital expenditures, excluding acquisitions, are currently anticipated to aggregate approximately $16.8 million during our fiscal year ending June 30, 2009.
Net cash used in financing activities was $10.7 million for the nine months ended March 31, 2009 compared to net cash provided by financing activities of $0.1 million for the nine months ended March 31, 2008. The cash used by financing activities during the nine months ended March 31, 2009 was primarily a result of debt payments of $6.4 million and $7.5 million for stock repurchase. This was partially offset by $3.3 million of proceeds from the exercise of stock options. The cash provided by financing activities during the nine months ended March 31, 2008 was primarily a result of our revolving credit facilities in the United States and the United Kingdom, the exercise of employee stock options and a decrease in restricted cash. This was offset by scheduled principal payments on our long term debt obligations.
Credit Facilities. On October 30, 2006, we entered into a Credit Agreement. The Credit Agreement is comprised of the following: (i) a senior secured revolving credit facility in an aggregate amount of $75.0 million, which we refer to as the U.S. Revolving Facility, with OPCO as the borrower; (ii) a senior secured term loan facility with an aggregate amount of $295.0 million, which we refer to as the Canadian Term Facility with National Money Mart Company, a wholly-owned Canadian indirect subsidiary of OPCO, as the borrower; (iii) a senior secured term loan facility with Dollar Financial U.K. Limited, a wholly-owned U.K. indirect subsidiary of OPCO, as the borrower, in an aggregate amount of $80.0 million (consisting of a $40.0 million tranche of term loans and another tranche of term loans equivalent to$40.0 million denominated in Euros), which we refer to as the UK Term Facility, and (iv) a senior secured revolving credit facility in an aggregate amount of $25.0 million, which we refer to as the Canadian Revolving Facility, with National Money Mart Company as the borrower. While the term loans contain variable interest rates, in December 2006 we entered into cross-currency interest rate swaps to hedge against the change in value of the term loans dominated in a currency other than our foreign subsidiaries’ functional currency and to synthetically fix the rate on the term loans entered into by each foreign subsidiary. The blended aggregate fixed interest rate over the life of the term loans as a result of the cross-currency interest rate swaps is 7.4%.
In April 2007, we entered into an amendment and restatement of the Credit Agreement to, among other things, change the currency of the Canadian Revolving Facility to Canadian dollars, make corresponding modifications to the interest rates applicable and permit secured debt in the United Kingdom not to exceed GBP 5.0 million. On June 20, 2007, we entered into a second amendment of the Credit Agreement to, among other things, permit the issuance of up to $200 million of unsecured senior convertible debt, make changes to financial covenants and other covenants in connection with the issuance of such debt and to increase the amount of acquisitions permitted under the Credit Agreement.
The Credit Agreement contains certain financial and other restrictive covenants, which among other things, require us to achieve certain financial ratios, limit capital expenditures, restrict payment of the dividends and obtain certain approvals if we want to increase borrowings. As of March 31, 2009, we are in compliance with all covenants.
Revolving Credit Facilities. We have three revolving credit facilities: the U.S. Revolving Facility, the Canadian Revolving Facility and the United Kingdom Overdraft Facility.
United States Revolving Credit Facility. OPCO is the borrower under the U.S. Revolving Facility which has an interest rate of LIBOR plus 300 basis points, subject to reductions as we reduce our leverage. The facility terminates on October 30, 2011. The facility may be subject to mandatory reduction and the revolving loans subject to mandatory prepayment (after prepayment of the term loans under the Credit Agreement), principally in an amount equal to 50% of excess cash flow (as defined in the Credit Agreement). OPCO’s borrowing capacity under the U.S. Revolving Facility is limited to the lesser of the total commitment of $75.0 million or 85% of certain domestic liquid assets plus $30.0 million. Under this revolving facility, up to $30.0 million may be used in connection with letters of credit. At March 31, 2009, the borrowing capacity was $74.1 million. At March 31, 2009, there was no outstanding indebtedness under the U.S. Revolving Facility and $0.9 million outstanding in letters of credit issued by Wells Fargo Bank, which guarantee the performance of certain of our contractual obligations.
Canadian Revolving Credit Facility. National Money Mart Company, OPCO’s wholly owned indirect Canadian subsidiary, is the borrower under the Canadian Revolving Facility which has an interest rate of CDOR plus 300 basis points, subject to reductions as we reduce our leverage. The facility terminates on October 30, 2011. The facility may be subject to mandatory reduction and the revolving loans subject to mandatory prepayment (after prepayment of the term loans under the Credit Agreement), principally in an amount equal to 50% of excess cash flow (as defined in the Credit Agreement). National Money Mart Company’s borrowing capacity under the Canadian Revolving Facility is limited to the lesser of the total commitment of C$28.5 million or 85% of certain combined liquid assets of National Money Mart Company and Dollar Financial U.K. Limited and their respective subsidiaries. At March 31, 2009, the borrowing capacity was C$28.5 million. There was no outstanding indebtedness under the Canadian facility at March 31, 2009.
United Kingdom Overdraft Facility. In the third quarter of fiscal 2008, our U.K subsidiary entered into an overdraft facility which provides for a commitment of up to GBP 5.0 million. There was no outstanding indebtedness under the United Kingdom facility at March 31, 2009. We have the right of offset under the overdraft facility, by which we net our cash bank accounts with our lender and the balance on the overdraft facility. Amounts outstanding under the United Kingdom overdraft facility bear interest at a rate of the Bank Base Rate (0.5% at March 31, 2009) plus 0.5%. Interest accrues on the net amount of the overdraft facility and the cash balance.
Debt Due Within One Year. As of March 31, 2009, debt due within one year consisted of $3.8 million mandatory repayment of 1.0% per annum of the original principal balance of the Canadian Term Facility and the U.K. Term Facility.
Long-Term Debt. As of March 31, 2009, long term debt consisted of $200.0 million principal amount of Convertible Notes and $363.5 million in term loans due October 30, 2012 under the Credit Agreement.
Operating Leases. Operating leases are scheduled payments on existing store and other administrative leases. These leases typically have initial terms of five years and may contain provisions for renewal options, additional rental charges based on revenue and payment of real estate taxes and common area charges.
We entered into the commitments described above and other contractual obligations in the ordinary course of business as a source of funds for asset growth and asset/liability management and to meet required capital needs. Our principal future obligations and commitments as of March 31, 2009, excluding periodic interest payments, include the following (in thousands):

		Less than	1-3	4-5	After 5
	Total	1 Year	Years	Years	Years
Long-term debt:

Term loans due 2012	$367,339	$3,768	$7,535	$356,036	$—
2.875% Senior Convertible Notes due 2027	200,000	—	—	—	200,000
Operating lease obligations	123,425	31,750	44,538	24,419	22,718

Total contractual cash obligations	$690,764	$35,518	$52,073	$380,455	$222,718

We believe that, based on current levels of operations and anticipated improvements in operating results, cash flows from operations and borrowings available under our credit facilities will allow us to fund our liquidity and capital expenditure requirements for the foreseeable future, including payment of interest and principal on our indebtedness. This belief is based upon our historical growth rate and the anticipated benefits we expect from operating efficiencies. We expect additional revenue growth to be generated by increased check cashing revenues, growth in the consumer lending business, the maturity of recently opened stores and the continued expansion of new stores. We also expect operating expenses to increase, although the rate of increase is expected to be less than the rate of revenue growth for existing stores. Furthermore, we do not believe that additional acquisitions or expansion are necessary to cover our fixed expenses, including debt service.
Balance Sheet Variations
March 31, 2009 compared to June 30, 2008.
Loans receivable, net decreased by $28.9 million to $86.9 million at March 31, 2009 from $115.8 million at June 30, 2008. Loans receivable decreased by $30.5 million, while the related allowance for loan losses decreased by $1.6 million. The decrease in loans receivable is primarily attributable to a $24.6 million decrease due to exchange rates. Also contributing to the decrease is the decrease in the average loan principal from $447 for the nine months ended March 31, 2008 to $394 for the nine months ended March 31, 2009. On a constant currency basis, the average loan principal decreased a nominal 1.8% for the current year-to-date period compared to June 30, 2008. In constant dollars, the allowance for loan losses increased by $0.3 million and went from 6.4% of outstanding principal at June 30, 2008 to 7.2% at March 31, 2009. This increase can be attributed to a number of factors:
•	Due to improved US collections and our deliberate actions to decrease our risk exposure by reducing the amount that we are willing to loan to certain customer segments, the historical loss rate, which is expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans declined, and as a result, the ratio of the allowance for loan losses related to US short-term consumer loans decreased by 22.6% from 5.73% at June 30, 2008 compared to 4.44% at March 31, 2009.

•	In constant dollars, the UK’s allowance for loan losses increased from approximately 7.8% of outstanding principal at June 30, 2008 to 10.2% of outstanding principal at March 31, 2009. The percentage increase was the result of changes in loan product mix (short-term consumer loans — pawn lending — longer-term installment loans) as well as some level of increased loan loss requirements related to historical loss rates related to all three loan products.
Loans in default, net decreased by $3.2 million from $11.3 million at June 30, 2008 compared to $8.1 million at March 31, 2009. Of this decrease, $2.1 million was related to the impact of foreign currency rates leaving the net decrease in constant dollars at approximately $1.1 million. The net constant dollar change is consistent with overall decreases in Company funded loan originations resulting from the economic slowdown as well as our more cautious approach to lending in all of our segments.
Fair value of derivatives changed from a liability of $37.2 million at June 30, 2008 to an asset of $28.1 million at March 31, 2009 as a result of the mark to market of the cross currency interest rate swaps. The change in the fair value of these cash flow hedges are a result of the change in the foreign currency exchange rates and interest rates.
Property and equipment, net of accumulated depreciation decreased $14.7 million from $68.0 million at June 30, 2008 to $53.3 million at March 31, 2009. The decrease is primarily due to the impact of the exchange rates on our foreign subsidiaries of $6.0 million in Canada and $5.4 million in the United Kingdom. The decrease is also attributable to a write-off of net fixed assets related to the closed North American stores and depreciation.
Goodwill and other intangibles decreased $54.0 million, from $470.7 million at June 30, 2008 to $416.7 million at March 31, 2009 due primarily to foreign currency translation adjustments of $58.8 million, partially offset by acquisitions of $4.8 million.
Accounts payable decreased $19.6 million from $51.1 million at June 30, 2008 to $31.5 million at March 31, 2009 primarily due to the timing of settlements with third-party vendors and our franchisees. Currency exchange rates in Canada and the United Kingdom accounted for $2.1 million and $3.0 million of the decrease, respectively.
Seasonality and Quarterly Fluctuations
Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications of refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during our third fiscal quarter ending March 31, when revenues from these tax-related services peak. Due to the seasonality of our business, results of operations for any fiscal quarter are not necessarily indicative of the results of operations that may be achieved for the full fiscal year. In addition, quarterly results of operations depend significantly upon the timing and amount of revenues and expenses associated with the addition of new stores.
Impact of Recent Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which addresses how companies should measure fair value when they are required to use a fair value measurement for recognition or disclosure purposes under generally accepted accounting principles. As a result of SFAS 157, there is now a common definition of fair value to be used throughout U.S. GAAP. This new standard makes the measurement for fair value more consistent and comparable and improves disclosures about those measures. We adopted this statement beginning July 1, 2008.
On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in FAS 159 are elective; however, the amendment to Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. We adopted SFAS 159 beginning July 1, 2008. The pronouncement has no effect on our financial statements and we have not elected the fair value option for any items on our balance sheet.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, Business Combinations (a revision of Statement No. 141 (“SFAS 141R”). This Statement applies to all transactions or other events in which an entity obtains control of one or more businesses, including those combinations achieved without the transfer of consideration. This Statement retains the fundamental requirements in Statement No. 141 that the acquisition method of accounting be used for all business combinations. This Statement expands the scope to include all business combinations and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. Additionally, SFAS 141R changes the way entities account for business combinations achieved in stages by requiring the identifiable assets and liabilities to be measured at their full fair values. This Statement is effective on a prospective basis to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is July 1, 2009 for us. This is with the exception to the provisions of this Statement that amend FASB Statement No. 109 and Interpretation No. 48, which will be applied prospectively as of the adoption date and will apply to business combinations with acquisition dates before the effective date of SFAS 141R.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51 (“SFAS 160”). This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, this Statement requires that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest. SFAS 160 is effective for us beginning July 1, 2009. We do not believe this statement will have any impact on our consolidated financial statements.
In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 applies to all derivative instruments and related hedged items accounted for under Statement of Financial Accounting Standards No. 133. SFAS 161 requires (1) qualitative disclosures about objectives for using derivatives by primary underlying risk exposure and by purpose or strategy, (2) information about the volume of derivative activity in a flexible format that the preparer believes is the most relevant and practicable, (3) tabular disclosures about balance sheet location and gross fair value amounts of derivative instruments, income statement and other comprehensive income location and amounts of gains and losses on derivative instruments by type of contract and (4) disclosures about credit-risk-related contingent features in derivative agreements. We adopted the provisions of SFAS 161 on January 1, 2009.
In May 2008, the FASB issued FASB Staff Position APB 14-a, Accounting for Convertible Debt Instruments That May Be Settled Upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-a”). FSP APB 14-a, requires the initial proceeds from convertible debt that may be settled in cash to be bifurcated between a liability component and an equity component. The objective of the guidance is to require the liability and equity components of convertible debt to be separately accounted for in a manner such that the interest expense recorded on the convertible debt would not equal the contractual rate of interest on the convertible debt, but instead would be recorded at a rate that would reflect the issuer’s conventional debt borrowing rate. This is accomplished through the creation of a discount on the debt that would be accreted using the effective interest method as additional non-cash interest expense over the period the debt is expected to remain outstanding. The provisions of Proposed FSP APB 14-a, are effective for us beginning July 1, 2009 and will be required to be applied retroactively to all periods presented. We believe that FSP APB 14-a, will impact the accounting for our 2.875% Senior Convertible Notes due 2027 and will result in additional interest expense of approximately $2.1 million for the three months ended March 31, 2008, approximately $2.3 million for the three months ended March 31, 2009, approximately $6.1 million for the nine months ended March 31, 2008 and approximately $6.6 million for the nine months ended March 31, 2009 applied retrospectively beginning July 1, 2009.
In April 2009, the FASB issued FASB Staff Position SFAS 107-b, “Disclosures about Fair Value of Financial Instruments” (“FSP SFAS 107-b”). The FSP amends FASB Statement No. 107, “Disclosures about Fair Values of Financial Instruments,” to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. FSP SFAS 107-b is effective for interim periods ending after June 15, 2009, but early adoption is permitted for interim periods ending after March 15, 2009. We plan to adopt FSP SFAS 107-b and provide the additional disclosure requirements for our first quarter 2010.
Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995
This report includes forward-looking statements regarding, among other things, anticipated improvements in operations, our plans, earnings, cash flow and expense estimates, strategies and prospects, both business and financial. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements. The words “believe,’’ “expect,’’ “anticipate,’’ “should,’’ “plan,’’ “will,’’ “may,’’ “intend,’’ “estimate,’’ “potential,’’ “continue’’ and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events, financial trends, litigation and industry regulations that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions, including, without limitation, with respect to risks, uncertainties, anticipated operating efficiencies, the general economic conditions in the markets in which we operate, new business prospects and the rate of expense increases. In light of these risks, uncertainties and assumptions, the forward-looking statements in this report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind the risk factors in this Quarterly Report on Form 10-Q and other cautionary statements in this Item 1A of our annual report on Form 10-K. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DOLLAR FINANCIAL CORP.
SUPPLEMENTAL STATISTICAL DATA

	March 31,
	2008	2009
Company Operating Data:
Stores in operation:
Company-owned	1,111	1,078
Franchised stores and check cashing merchants	343	186

Total	1,454	1,264

	Three Months Ended			Nine Months Ended
	March 31,			March 31,
	2008	2009		2008	2009
Check Cashing Data:
Face amount of checks cashed (in millions)	$1,395	$1,059	(1)	$3,860	$3,514	(1)
Face amount of average check	$541	$492	(2)	$535	$493	(2)
Average fee per check	$19.96	$17.31	(3)	$20.24	$17.87	(3)
Number of checks cashed (in thousands)	2,580	2,152		7,215	7,132

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2008	2009	2008	2009
Check Cashing Collections Data (in thousands):
Face amount of returned checks	$15,516	$9,512	$44,527	$42,912
Collections	(11,736)	(7,700)	(32,919)	(32,087)

Net write-offs	$3,780	$1,812	$11,608	$10,825

Collections as a percentage of returned checks	75.6%	81.0%	73.9%	74.8%
Net write-offs as a percentage of check cashing revenues	7.3%	4.9%	7.9%	8.5%
Net write-offs as a percentage of the face amount of checks cashed	0.27%	0.17%	0.30%	0.31%

(1)	Net of a $143 million and $328 million decrease as a result of the impact of exchange rates for the three and nine months ended March 31, 2009, respectively.

(2)	Net of a $66 and $46 decrease as a result of the impact of exchange rates for the three and nine months ended March 31, 2009, respectively.

(3)	Net of a $2.88 and $1.98 decrease as a result of the impact of exchange rates for the three and nine months ended March 31, 2009, respectively.

The following chart presents a summary of our consumer lending operations, including loan originations, which includes loan extensions and revenues for the following periods (in thousands):

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2008	2009	2008	2009

U.S. company-funded consumer loan originations (1)	$152,725	$128,647	$377,974	$456,094 (3)
Canadian company-funded consumer loan originations (2)	226,111	165,470 (4)	723,003	591,054 (4)
U.K. company-funded consumer loan originations (2)	92,953	82,891 (5)	260,341	285,095 (5)

Total company-funded consumer loan originations	$471,789	$377,008	$1,361,318	$1,332,243

U.S. Servicing revenues	$574	$433	$2,003	$1,550
U.S. company-funded consumer loan revenues	21,471	17,533	55,754	61,407
Canadian company-funded consumer loan revenues	34,839	25,851	111,265	93,054
U.K. company-funded consumer loan revenues	16,432	14,734	46,397	54,043

Total consumer lending revenues, net	$73,316	$58,551	$215,419	$210,054

Gross charge-offs of company-funded consumer loans	$55,297	$38,324	$161,235	$146,582
Recoveries of company-funded consumer loans	(42,504)	(25,073)	(124,813)	(106,244)

Net charge-offs on company-funded consumer loans	$12,793	$13,251	$36,422	$40,338

Gross charge-offs of company-funded consumer loans as a percentage of total company-funded consumer loan originations	11.7%	10.2%	11.8%	11.0%
Recoveries of company-funded consumer loans as a percentage of total company-funded consumer loan originations	9.0%	6.7%	9.1%	8.0%
Net charge-offs on company-funded consumer loans as a percentage of total company-funded consumer loan originations	2.7%	3.5%	2.7%	3.0%

(1)	Our company operated stores in the United States offer company-funded single-payment consumer loans in all markets, with the exception of Texas. In Texas, the Company offers single-payment consumer loans under a credit services organization model.

(2)	All consumer loans originated in Canada and the UK are company funded.

(3)	The increase for the nine months ended March 31, 2009 is primarily related to the CCS and APL acquisitions in fiscal 2008.

(4)	Net of a $39.7 million and $84.1 million decline as a result of the impact of exchange rates for the three and nine months ended March 31, 2009.

(5)	Net of a $31.4 million and $66.5 million decline as a result of the impact of exchange rates for the three and nine months ended March 31, 2009

Attachment #2
SUMMARY OF FRANCHISE AGREEMENTS
Acquired in October 2006

Date of Most Recent
Outlet #	Franchise Agreement	Franchisee

FRANCHUK

# 1202	May1/99	360788 British Columbia Ltd.
# 1203	Jan1/06	1204594 Alberta Ltd.
# 1204	July1/98	815028 Alberta Inc.
# 1205	Apr1/05	1008485 Alberta Ltd.
# 1206	Feb1/06	0729648 B.C. Ltd.

ROBERTSON

# 1400	Dec15/97	764815 Ontario Inc.
# 1401	Aug1/99	764815 Ontario Inc.
# 1402	Dec1/99	764815 Ontario Inc.
# 1403	Nov15/01	1556911 Ontario Limited
# 1404	July1/06	764815 Ontario Inc.
# 1405	Feb1/97	1556911 Ontario Limited
# 1406	Apr1/98	764815 Ontario Inc.
# 1407	Sep1/98	6052746 Canada Inc.
# 1408	Feb1/99	6052746 Canada Inc.
# 1409	Mar21/00	6052746 Canada Inc.
# 1410	May1/00	764815 Ontario Inc.
# 1411	May25/00	6052746 Canada Inc.

# 1413	Feb15/01	764815 Ontario Inc.
# 1414	May7/01	6052746 Canada Inc.
# 1415	Oct28/02	6052746 Canada Inc.
# 1416	Nov25/02	1556911 Ontario Limited
# 1417	Dec1/02	764815 Ontario Inc.
# 1418	May1/03	1556911 Ontario Limited
# 1419	Sep1/03	764815 Ontario Inc.
# 1420	Oct1/03	764815 Ontario Inc.
# 1421	Nov1/03	764815 Ontario Inc.
# 1422	Oct1/04	764815 Ontario Inc.
# 1423	Feb7/05	1556911 Ontario Limited
# 1424	Nov15/05	764815 Ontario Inc.
# 1425	Oct1/05	1556911 Ontario Limited
# 1426	June15/05	764815 Ontario Inc.
# 1427	Feb1/06	764815 Ontario Inc.

BARIL

# 0980	Aug1/05	CCC

Date of Most Recent
Outlet #	Franchise Agreement	Franchisee
# 0982	Jan15/05	CCC
# 0983	June15/05	CCC
# 0984	Nov1/04	CCC
# 0985	Dec15/02	CCC
# 0986	Mar10/03	CCC
# 0987	Feb1/03	CCC
# 0988	Nov1/02	CCC
# 0989	May5/03	CCC
# 0990	Nov20/02	CCC
# 0991	Dec1/00	CCC
# 0992	July18/05	CCC
# 0993	Mar1/00	CCC
# 0994	Jan15/00	CCC
# 0995	Feb1/00	CCC
# 0996	June15/99	CCC
# 0997	May1/99	CCC
# 0998	July1/98	CCC
# 0999	July1/98	CCC
# 1000	Feb1/98	CCC
# 1002	Mar1/06	CCC
# 1003	Jun1/06	CCC
# 1004	Aug1/06	CCC
# 1006	Dec15/97	CCC
# 1007	Aug1/02	CCC
#1008	Sept1/06	CCC

STANGA

# 1001	Aug1/04	Jenica Holdings Inc.
# 1005	July1/97	Jenica Holdings Inc.
# 1008	Nov15/97	Jenica Holdings Inc.
# 1009	Dec15/97	Jenica Holdings Inc.
# 1010	Dec15/97	Jenica Holdings Inc.
# 1011	Jan1/04	Jenica Holdings Inc.
# 1012	Dec1/04	Jenica Holdings Inc.
# 1013	Apr1/97	Jenica Holdings Inc.
# 1014	June15/98	Jenica Holdings Inc.
# 1015	Oct1/98	Jenica Holdings Inc.
# 1016	Sep5/02	Jenica Holdings Inc.
# 1017	Oct1/00	Jenica Holdings Inc.
# 1018	Mar1/03	Jenica Holdings Inc.
# 1019	Oct15/03	Jenica Holdings Inc.
# 1020	Dec15/03	Jenica Holdings Inc.
# 1021	Oct15/04	Jenica Holdings Inc.
# 1022	Oct3/05	Jenica Holdings Inc.

KILDUFF

# 0603	Aug15/03	Franchisee:
931669 Ontario Limited
Sub-Franchisee:
722906 Ontario Limited
# 0604	Aug15/03	Franchisee:
603000 N.B. Inc.
Sub-Franchisee:
511742 N.B. Inc.

Date of Most Recent
Outlet #	Franchise Agreement	Franchisee
# 0605	Aug15/03	Franchisee:
931669 Ontario Limited
Sub-Franchisee:
722906 Ontario Limited
# 0614	Aug15/03	Franchisee:
3081219 Nova Scotia Ltd.
Sub-Franchisee:
2203850 Nova Scotia Limited
# 0615	Aug15/03	Franchisee:
11242 Newfoundland Limited
Sub-Franchisee:
10768 Newfoundland Limited
# 0640	Aug15/03	Franchisee:
602268 N.B. Inc.
Sub-Franchisee:
602269 N.B. Inc.
# 0641	Apr28/04	Franchisee:
3085725 Nova Scotia Limited
Sub-Franchisee:
3085726 Nova Scotia Limited